SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2016 to 06/30/2016

01/01/2015 to 06/30/2015

Statements of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2016 to 06/30/2016

01/01/2015 to 06/30/2015

Statements of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 30 Month: 06
Activity:	Telecommunication

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information - Capital

Number of Shares	Current Quarter
(units)	06/30/2016
Paid up Capital
Common	2,421,032,479
Preferred	-
Total	2,421,032,479
Treasury Stock
Common	795,888
Preferred	-
Total	795,888

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
Annual and Extraordinary General Meeting ("AGOE")	04/12/2016	Dividends	06/10/2016	Ordinary		0,19362

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	06/30/2016	12/31/2015
1	Total Assets	16.886.982	17.150.010
1.01	Current Assets	76.465	542.751
1.01.01	Cash and Cash Equivalents	35.794	24.763
1.01.03	Trade Accounts Receivable	329	329
1.01.03.02	Other Accounts Receivable	329	329
1.01.06	Taxes and Contributions Recoverable	21.938	21.911
1.01.06.01	Current Taxes and Contributions Recoverable	21.938	21.911
1.01.07	Prepaid Expenses	2.129	15
1.01.08	Other Current Assets	16.275	495.733
1.01.08.03	Other Assets	16.275	495.733
1.01.08.03.01	Dividends and interests on own capital receivable	0	469.013
1.01.08.03.03	Other Assets	16.275	26.720
1.02	Non-Current Assets	16.810.517	16.607.259
1.02.01	Long-Term Assets	89.233	73.882
1.02.01.07	Prepaid Expenses	7.606	57
1.02.01.09	Other Non-Current Assets	81.627	73.825
1.02.01.09.05	Judicial Deposits	81.627	73.825
1.02.02	Investments	16.563.728	16.375.821
1.02.02.01	Investments on Subsidiaries	16.563.728	16.375.821
1.02.02.01.02	Subsidiaries	16.563.728	16.375.821
1.02.04	Intangible	157.556	157.556
1.02.04.01	Intangible Assets	157.556	157.556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	06/30/2016	12/31/2015
2	Total Liabilities	16.886.982	17.150.010
2.01	Current Liabilities	79.689	538.523
2.01.01	Social and Labor Obligations	1.342	1.723
2.01.01.02	Labor Obligations	1.342	1.723
2.01.02	Suppliers - Trade Payable	5.935	4.071
2.01.02.01	Domestic Suppliers	5.504	3.549
2.01.02.02	Foreign suppliers	431	522
2.01.03	Taxes, rates and contributions	289	363
2.01.03.01	Federal Obligations	24	198
2.01.03.01.02	Other Fiscal Taxes	24	198
2.01.03.03	Municipal Obligations	265	165
2.01.03.03.01	ISS payable	265	165
2.01.05	Other Obligations	72.123	532.366
2.01.05.02	Others	72.123	532.366
2.01.05.02.01	Dividends payable	64.517	524.779
2.01.05.02.04	Other Current Liabilities	7.606	7.587
2.02	Non-Current Liabilities	32.802	34.165
2.02.02	Long-Term Liabilities	29.761	29.762
2.02.02.02	Others	29.761	29.762
2.02.02.02.03	Other Liabilities	29.761	29.762
2.02.04	Provisions	3.041	4.403
2.02.04.01	Tax, Labor and Civil Provisions	3.041	4.403
2.02.04.01.02	Civil and Labor Provisions	3.041	4.403
2.03	Shareholders' Equity	16.774.491	16.577.322
2.03.01	Paid up Capital	9.866.298	9.866.298
2.03.02	Capital Reserves	1.439.783	1.438.728
2.03.02.01	Offering's Goodwill	380.560	380.560
2.03.02.04	Stock Option	21.931	20.876
2.03.02.05	Treasury Stock	(3.369)	(3.369)
2.03.02.07	Reserve for Tax Benefits	1.040.661	1.040.661
2.03.04	Revenue Reserves	5.270.409	5.270.409
2.03.04.01	Legal Reserve	619.513	619.513
2.03.04.10	Reserve for expansion	4.650.896	4.650.896
2.03.05	Retained earnings	202.357	-
2.03.08	Other comprehensive income	(4.356)	1.887

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016	Quarter - prior year 04/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2015 to 06/30/2015
3.04	Operating Income (Expenses)	924.981	1.236.414	365.083	736.794
3.04.02	General and Administrative	(6.161)	(10.264)	(7.915)	(13.560)
3.04.05	Other Operating Expenses	763	416	(11)	(16)
3.04.06	Equity Pick Up	930.379	1.246.262	373.009	750.370
3.05	Operating Income	924.981	1.236.414	365.083	736.794
3.06	Financial	1.413	2.681	531	952
3.06.01	Financial Revenues	1.622	3.053	2.643	3.198
3.06.02	Financial Expenses	(209)	(372)	(2.112)	(2.246)
3.07	Income Before Taxes	926.394	1.239.095	365.614	737.746
3.08	Income Tax and Social Contribution	-	-	-	-
3.09	Profit for the Period on continued operations	926.394	1.239.095	365.614	737.746
3.11	Profit for the Period	926.394	1.239.095	365.614	737.746
3.99	Earnings per share (R$/share)	-	-	-	-
3.99.01	Earnings per share basic	-	-	-	-
3.99.01.01	ON	0,38277	0,51197	0,15128	0,30525
3.99.02	Earnings per share diluted	-	-	-	-
3.99.02.01	ON	0,38276	0,51189	0,15116	0,30501

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016	Quarter - prior year 04/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2015 to 06/30/2015
4.01	Profit for the period	74.449	202.357	943.490	1.260.921
4.02	Other comprehensive income	10.063	(6.243)	-	-
4.02.01	Cash flow hedges	10.063	(6.243)	-	-
4.03	Comprehensive Income for the period	84.512	196.114	943.490	1.260.921

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 06/30/2016	Year-to-date - prior year 01/01/2015 to 06/30/2015
6.01	Net cash and cash equivalents used by operating activities	471.293	378.899
6.01.01	Cash and cash equivalents used by operating activities	(12.731)	(6.940)
6.01.01.01	Earning before income tax (EBIT)	202.357	1.260.921
6.01.01.02	Equity Pick Up	(212.029)	(1.268.088)
6.01.01.04	Provision for judicial and administrative proceedings	(1.437)	294
6.01.01.05	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	(555)	(334)
6.01.01.07	Stock options	(1.067)	267
6.01.02	Variations in assets and liabilities	484.024	385.839
6.01.02.01	Taxes and contributions recoverable	(27)	(494)
6.01.02.02	Dividends received	489.013	385.835
6.01.02.03	Judicial deposits	(7.021)	(1.518)
6.01.02.04	Other assets	10.460	602
6.01.02.05	Labor obligations	(381)	(602)
6.01.02.06	Suppliers	1.863	2.326
6.01.02.07	Taxes and contributions	(73)	7
6.01.02.08	Payment of legal and administrative proceedings	(150)	(341)
6.01.02.09	Prepaid expenses	(9.678)	-
6.01.02.10	Others	18	24
6.02	Net cash and cash equivalents used by investment activities	-	(13)
6.02.02	Securities	-	(13)
6.03	Net cash and cash equivalents used by financing activities	(460.262)	(360.405)
6.03.01	Dividends paid	(460.262)	(360.405)
6.05	Increase on cash and cash equivalents	11.031	18.481
6.05.01	Beginning cash and cash equivalents balance	24.763	43.455
6.05.02	Ending cash and cash equivalents balance	35.794	61.936

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2016 to 06/30/2016

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.866.298	1.438.728	5.626.131	-	1.887	16.933.044
5.02	Prior year adjustments	-	-	(355.722)	-	-	(355.722)
5.03	Adjusted Beginning balance	9.866.298	1.438.728	5.270.409	-	1.887	16.577.322
5.04	Shareholder´s Transactions	-	1.055	-	-	-	1.055
5.04.03	Stock option	-	1.055	-	-	-	1.055
5.05	Total Comprehensive Income	-	-	-	202.357	(6.243)	196.114
5.05.01	Profit for the Period	-	-	-	202.357	-	202.357
5.05.02	Other comprehensive income	-	-	-	-	(6.243)	(6.243)
5.05.02.06	Cash flow hedges	-	-	-	-	(6.243)	(6.243)
5.07	Ending balance	9.866.298	1.439.783	5.270.409	202.357	(4.356)	16.774.491

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 06/30/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.866.298	1.341.101	4.112.332	-	2.303	15.322.034
5.02	Prior year adjustments	-	-	(370.020)	-	-	(370.020)
5.03	Ajusted Beginning balance	9.866.298	1.341.101	3.742.312	-	2.303	14.952.014
5.04	Shareholder´s Transactions	-	2.102	-	-	-	2.102
5.04.03	Stock option	-	2.102	-	-	-	2.102
5.05	Total Comprehensive Income	-	-	-	1.260.921	-	1.260.921
5.05.01	Profit for the Period	-	-	-	1.260.921	-	1.260.921
5.07	Ending balance	9.866.298	1.343.203	3.742.312	1.260.921	2.303	16.215.037

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 06/30/2016	Year-to-date - prior year 01/01/2015 to 06/30/2015
7.02	Raw Material Acquired from Third Parties	(4.817)	(3.244)
7.02.02	Material, Energy, Services and Others	(4.817)	(3.244)
7.03	Gross Added Value	(4.817)	(3.244)
7.05	Net Added Value Produced	(4.817)	(3.244)
7.06	Added Value Received from Transfers	214.019	1.271.141
7.06.01	Equity Pick Up	212.029	1.268.088
7.06.02	Financial Revenues	1.990	3.053
7.07	Total Added Value to Share	209.202	1.267.897
7.08	Sharing Added Value	209.202	1.267.897
7.08.01	Labor	4.040	5.006
7.08.01.01	Cost of Working	3.909	4.392
7.08.01.02	Benefits	234	492
7.08.01.03	F.G.T.S	97	99
7.08.01.04	Others	(200)	23
7.08.02	Taxes, Fees and Contributions	1.192	1.512
7.08.02.01	Federal	1.176	1.498
7.08.02.02	State	-	-
7.08.02.03	Municipal	16	14
7.08.03	Earnings - Borrowed Capital	1.613	458
7.08.03.01	Interest	1.495	353
7.08.03.02	Rentals	118	105
7.08.04	Earnings - Owned Capital	202.357	1.260.921
7.08.04.03	Retained Earnings	202.357	1.260.921

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	06/30/2016	12/31/2015
1	Total assets	32.409.446	35.556.388
1.01	Current Assets	8.969.565	12.040.246
1.01.01	Cash and Cash Equivalents	3.318.412	6.100.403
1.01.02	Financial assets	491.318	599.414
1.01.03	Accounts Receivable	2.743.937	2.858.089
1.01.03.01	Clients	2.743.937	2.858.089
1.01.04	Inventories	172.803	141.720
1.01.06	Taxes and Contributions Recoverable	1.176.551	1.254.346
1.01.06.01	Current Taxes and Contributions Recoverable	1.176.551	1.254.346
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	846.429	924.624
1.01.06.01.02	Direct Taxes and Contributions Recoverable	330.122	329.722
1.01.07	Prepaid Expenses	643.265	210.056
1.01.08	Other Current Assets	423.279	876.218
1.01.08.03	Others	423.279	876.218
1.01.08.03.01	Operations with derivatives	63.046	608.915
1.01.08.03.02	Other assets	358.002	265.334
1.01.08.03.03	Financial leasing	2.231	1.969
1.02	Non-Current Assets	23.439.881	23.516.142
1.02.01	Long-Term Assets	2.778.886	2.889.601
1.02.01.03	Accounts Receivable	28.453	24.861
1.02.01.03.01	Clients	28.453	24.861
1.02.01.06	Deferred Taxes	132.026	14.526
1.02.01.06.01	Deferred Income Tax and Social Contribution	132.026	14.526
1.02.01.07	Prepaid Expenses	63.068	55.234
1.02.01.09	Other Non-Current Assets	2.555.339	2.794.980
1.02.01.09.03	Operations with derivatives	155.947	490.659
1.02.01.09.04	Other Non-Current Assets	12.298	12.117
1.02.01.09.05	Judicial Deposits	1.213.328	1.106.041
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	790.591	817.676
1.02.01.09.07	Direct Taxes and Contributions Recoverable	183.112	170.521
1.02.01.09.08	Financial leasing	200.063	197.966
1.02.03	Property, Plant and Equipment	10.362.494	10.667.348
1.02.03.01	Property, Plant and Equipment in Operation	9.793.201	10.065.714
1.02.03.03	Construction work in progress	569.293	601.634
1.02.04	Intangible	10.298.501	9.959.193
1.02.04.01	Intangibles	8.771.282	8.431.974
1.02.04.01.02	Software rights	3.519.764	3.496.754
1.02.04.01.03	Authorizations	1.161.000	1.226.273
1.02.04.01.04	Other Intangibles	4.090.518	3.708.947
1.02.04.02	Goodwill	1.527.219	1.527.219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Liabilities (in thousands of Reais)

Account Code	Account Description	06/30/2016	12/31/2015
2	Total liabilities	32.409.446	35.556.388
2.01	Current Liabilities	5.903.855	9.166.864
2.01.01	Social and Labor Obligations	210.299	199.373
2.01.01.02	Labor Obligations	210.299	199.373
2.01.02	Suppliers - Trade Payable	2.498.537	3.734.556
2.01.02.01	Domestic Suppliers	2.370.552	3.623.775
2.01.02.02	Foreign suppliers	127.985	110.781
2.01.03	Taxes, rates and contributions	751.569	715.648
2.01.03.01	Federal Obligations	288.324	252.992
2.01.03.01.01	Income Tax and Social Contribution Payable	196.021	128.666
2.01.03.01.02	Other Taxes	92.303	124.326
2.01.03.02	State Obligations	422.112	419.547
2.01.03.02.01	ICMS	422.112	419.547
2.01.03.03	Municipal Obligations	41.133	43.109
2.01.03.03.01	ISS	41.133	43.109
2.01.04	Loans and Financing	893.533	2.326.186
2.01.04.01	Loans and Financing	893.533	2.326.186
2.01.04.01.01	Domestic Currency	625.946	606.574
2.01.04.01.02	Foreign Currency	267.587	1.719.612
2.01.05	Other Obligations	1.549.917	2.191.101
2.01.05.02	Others	1.549.917	2.191.101
2.01.05.02.01	Dividends payable	64.517	524.779
2.01.05.02.04	Operations with derivatives	67.518	109.512
2.01.05.02.05	Authorizations Payable	481.380	467.687
2.01.05.02.06	Deferred revenues	855.337	1.043.239
2.01.05.02.07	Financial leasing	74.481	38.592
2.01.05.02.08	Other liabilities	6.684	7.292
2.02	Non-Current Liabilities	9.731.100	9.812.202
2.02.01	Loans and Financing	5.332.692	5.600.250
2.02.01.01	Loans and Financing	5.332.692	5.600.250
2.02.01.01.01	Domestic Currency	3.872.253	4.030.016
2.02.01.01.02	Foreign Currency	1.460.439	1.570.234
2.02.02	Other Obligations	3.855.918	3.642.727
2.02.02.02	Others	3.855.918	3.642.727
2.02.02.02.04	Indirect Taxes and Contributions Payable	107	103
2.02.02.02.05	Direct Taxes and Contributions Payable	250.753	243.151
2.02.02.02.06	Authorizations Payable	745.394	690.285
2.02.02.02.07	Deferred revenues	1.094.104	1.098.689
2.02.02.02.08	Financial leasing	1.672.520	1.579.914
2.02.02.02.09	Operations with derivatives	62.466	-
2.02.02.02.10	Other liabilities	30.574	30.585
Account Code	Account Description	06/30/2016	12/31/2015
2.02.03	Deferred Taxes	115.417	120.730
2.02.03.01	Deferred Income Tax and Social Contribution	115.417	120.730
2.02.04	Provisions	427.073	448.495
2.02.04.01	Tax, Labor and Civil Provisions	405.253	416.886
2.02.04.01.01	Tax Provisions	213.176	224.858
2.02.04.01.02	Labor Provisions	68.228	69.312
2.02.04.01.03	Benefits Provisions	1.275	1.275
2.02.04.01.04	Civil Provisions	94.066	92.820
2.02.04.01.05	Regulatory Provisions	28.508	28.621
2.02.04.02	Other Provisions	21.820	31.609
2.02.04.02.03	Asset Retirement Obligation	21.820	31.609
2.03	Shareholders' Equity	16.774.491	16.577.322
2.03.01	Paid up Capital	9.866.298	9.866.298
2.03.02	Capital Reserves	1.439.783	1.438.728
2.03.02.01	Offering's Goodwill	380.560	380.560
2.03.02.04	Stock Option	21.931	20.876
2.03.02.05	Treasury stock	(3.369)	(3.369)
2.03.02.07	Tax benefit reserve	1.040.661	1.040.661
2.03.04	Revenue Reserves	5.270.409	5.270.409
2.03.04.01	Legal Reserve	619.513	619.513
2.03.04.10	Reserve for expansion	4.650.896	4.650.896
2.03.05	Retained earnings	202.357	-
2.03.08	Other Comprehensive Income	(4.356)	1.887

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016	Quarter - prior year 04/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2015 to 06/30/2015
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	3.820.151	7.674.497	4.360.542	8.911.849
3.02	Cost of Goods Sold and/or Services Rendered	(2.004.722)	(3.953.745)	(2.223.461)	(4.538.314)
3.03	Gross Income	1.815.429	3.720.752	2.137.081	4.373.535
3.04	Operating Revenues (Expenses)	(1.525.552)	(3.219.475)	(764.813)	(2.468.541)
3.04.01	Sales Expenses	(1.117.627)	(2.321.575)	(1.228.802)	(2.472.109)
3.04.02	General and Administrative Expenses	(305.337)	(633.180)	(273.493)	(551.620)
3.04.04	Other Operating Revenues	34.356	102.135	946.175	966.255
3.04.05	Other Operating Expenses	(136.944)	(366.855)	(208.693)	(411.067)
3.04.05.01	Authorizations' Amortization	(44.291)	(129.877)	(91.729)	(175.734)
3.04.05.02	Other Expenses	(92.653)	(236.978)	(116.964)	(235.333)
3.05	Operating Income	289.877	501.277	1.372.268	1.904.994
3.06	Financial Results	(164.803)	(233.624)	(34.938)	(109.559)
3.06.01	Financial Revenues	1.171.870	2.015.309	163.039	857.518
3.06.02	Financial Expenses	(1.336.673)	(2.248.933)	(197.977)	(967.077)
3.07	Income Before Taxes	125.074	267.653	1.337.330	1.795.435
3.08	Income Tax and Social Contribution	(50.625)	(65.296)	(393.840)	(534.514)
3.08.01	Current	(161.685)	(188.109)	(238.778)	(279.053)
3.08.02	Deferred	111.060	122.813	(155.062)	(255.461)
3.09	Profit for the Period on continued operations	74.449	202.357	943.490	1.260.921
3.11	Consolidated Profit for the Period	74.449	202.357	943.490	1.260.921
3.11.01	Atributted to shareholders	74.449	202.357	943.490	1.260.921
3.99	Earnings per share (R$/share)	-	-	-	-
3.99.01	Earnings per share basic	-	-	-	-
3.99.01.01	ON	0,03076	0,08361	0,38983	0,52099
3.99.02	Earnings per share diluted	-	-	-	-
3.99.02.01	ON	0,03078	0,08369	0,38983	0,52091

Account Code	Account Description	Quarter - current year 04/01/2016 to 06/30/2016	Year-to-date - current year 01/01/2016 to 06/30/2016	Quarter - prior year 04/01/2015 to 06/30/2015	Year-to-date - prior year 01/01/2015 to 06/30/2015
4.01	Profit for the period	74.449	202.357	943.490	1.260.921
4.02	Other comprehensive income	10.063	(6.243)	-	-
4.02.01	Cash flow hedges	10.063	(6.243)	-	-
4.03	Comprehensive income for the period	84.512	196.114	943.490	1.260.921
4.03.01	Atributted to shareholder's	84.512	196.114	943.490	1.260.921

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2016 to 06/30/2016	Year-to-date - prior year 01/01/2015 to 06/30/2015
6.01	Net cash and cash equivalents generated by operating activities	403.378	535.029
6.01.01	Cash and cash equivalents generated by operating activities	2.822.303	3.158.577
6.01.01.01	Earnings before income tax (EBIT)	267.653	1.795.435
6.01.01.02	Depreciation and amortization	1.860.823	1.643.891
6.01.01.03	Gain on sale of fixed assets disposed - Towers	(37.029)	(917.548)
6.01.01.04	Monetary fluctuation on asset retirement	589	2.725
6.01.01.05	Provision for legal and administrative proceedings	147.272	152.283
6.01.01.06	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	9.788	11.034
6.01.01.07	Interest and monetary and exchange variation on loans and other financial adjustments	318.816	318.092
6.01.01.09	Gain / (loss) on sale of fixed and intangible assets disposed	6.576	1.463
6.01.01.10	Allowance for doubtful accounts	140.517	116.064
6.01.01.11	Stock options	1.055	2.103
6.01.01.12	Interests on leasing asset	(12.594)	(11.803)
6.01.01.13	Interests on leasing liability	118.837	44.838
6.01.02	Variations in assets and liabilities	(2.418.925)	(2.623.548)
6.01.02.01	Trade Accounts receivable	(18.810)	314.959
6.01.02.02	Taxes and contributions recoverable	113.574	(59.486)
6.01.02.03	Inventories	(31.083)	(63.575)
6.01.02.04	Prepaid expenses	(441.043)	(393.300)
6.01.02.05	Judicial Deposits	(79.934)	(19.683)
6.01.02.06	Other assets	(86.406)	11.539
6.01.02.07	Labor obligations	10.926	25.309
6.01.02.08	Suppliers	(1.256.255)	(1.534.880)
6.01.02.09	Taxes, fees and contributions payable	(162.635)	(279.135)
6.01.02.10	Payment of legal and administrative proceedings	(196.046)	(180.787)
6.01.02.11	Authorizations payable	57.117	(338.796)
6.01.02.12	Deferred revenues	(247.595)	(51.929)
6.01.02.13	Other liabilities	(80.735)	(53.784)
6.02	Net cash and cash equivalents used by investing activities	(1.467.522)	(215.227)
6.02.01	Securities	108.096	(4.190)
6.02.02	Additions to property plant and equipment and intangibles	(1.678.165)	(2.071.602)
6.02.03	ARO obligation	(7.077)	(36.712)
6.02.04	Net cash received on sales of assets	109.624	1.897.277
6.03	Net cash and cash equivalents used by financing activities	(1.717.847)	(710.671)
6.03.01	New loans and financings	500.000	-
6.03.02	Amortization of loans and financings	(2.035.790)	(608.164)
6.03.03	Dividends paid	(460.262)	(360.405)
6.03.04	Operations with derivatives	361.224	274.467
Accont Code	Account description	Year-to-date - current year 01/01/2016 to 06/30/2016	Year-to-date - prior year 01/01/2015 to 06/30/2015
6.03.05	Payments on financial lease	(93.253)	(25.788)
6.03.06	Receipts on financial lease	10.234	9.219
6.05	Decrease on cash and cash equivalents	(2.781.991)	(390.869)
6.05.01	Beginning cash and cash equivalents balance	6.100.403	5.232.992
6.05.02	Ending cash and cash equivalents balance	3.318.412	4.842.123

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.866.298	1.438.728	5.626.131	-	1.887	16.933.044
5.02	Prior year adjustments	-	-	(355.722)	-	-	(355.722)
5.03	Prior year adjusted	9.866.298	1.438.728	5.270.409	-	1.887	16.577.322
5.04	Shareholder´s Transactions	-	1.055	-	-	-	1.055
5.04.03	Options granted	-	1.055	-	-	-	1.055
5.04.06	Dividends	-	-	-	-	-	-
5.05	Comprehensive income statement	-	-	-	202.357	(6.243)	196.114
5.05.01	Net income for the period	-	-	-	202.357	-	202.357
5.05.02	Other comprehensive income	-	-	-	-	(6.243)	(6.243)
5.05.02.06	Cash flow hedges	-	-	-	-	(6.243)	(6.243)
5.07	Ending balance	9.866.298	1.439.783	5.270.409	202.357	(4.356)	16.774.491

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Statements of Changes in Shareholders´ Equity from 01/01/2016 to 06/30/2016

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9.866.298	1.341.101	4.112.332	-	2.303	15.322.034
5.02	Prior year adjustments	-	-	(370.020)	-	-	(370.020)
5.03	Prior year adjusted	9.866.298	1.341.101	3.742.312	-	2.303	14.952.014
5.04	Shareholder´s Transactions	-	2.102	-	-	-	2.102
5.04.03	Options granted	-	2.102	-	-	-	2.102
5.05	Comprehensive income statement	-	-	-	1.260.921	-	1.260.921
5.05.01	Net income for the period	-	-	-	1.260.921	-	1.260.921
5.07	Ending balance	9.866.298	1.343.203	3.742.312	1.260.921	2.303	16.215.037

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2016 to 06/30/2016	Year-to-date - prior year 01/01/2015 to 06/30/2015
7.01	Revenues	10.433.232	12.037.885
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	10.573.749	12.153.949
7.01.04	Losses for doubtful accounts	(140.517)	(116.064)
7.02	Raw Material Acquired from Third Parties	(3.686.855)	(3.811.275)
7.02.01	Cost of Goods Sold and/or Services Rendered	(2.188.237)	(2.996.683)
7.02.02	Material, Energy, Services and Others	(1.498.618)	(814.592)
7.03	Gross Added Value	6.746.377	8.226.610
7.04	Retentions	(1.860.823)	(1.643.891)
7.04.01	Depreciation and Amortization	(1.860.823)	(1.643.891)
7.05	Net Added Value Produced	4.885.554	6.582.719
7.06	Added Value Received from Transfers	2.015.309	857.518
7.06.02	Financial Revenues	2.015.309	857.518
7.07	Total Added Value to Share	6.900.863	7.440.237
7.08	Sharing Added Value	6.900.863	7.440.237
7.08.01	Labor	431.937	419.995
7.08.01.01	Cost of Working	269.238	298.405
7.08.01.02	Benefits	100.889	85.955
7.08.01.03	F.G.T.S.	27.353	28.149
7.08.01.04	Others	34.457	7.486
7.08.02	Taxes, Fees and Contributions	3.667.765	4.484.705
7.08.02.01	Federal	1.250.339	1.770.359
7.08.02.02	State	2.409.152	2.703.460
7.08.02.03	Municipal	8.274	10.886
7.08.03	Earnings - Borrowed Capital	2.598.804	1.274.616
7.08.03.01	Interest	2.247.075	965.429
7.08.03.02	Rentals	351.729	309.187
7.08.04	Earnings - Owned Capital	202.357	1.260.921
7.08.04.03	Retained Earnings	202.357	1.260.921

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Second Quarter of 2016

•

Widening the gap in 4G coverage: 579 cities, more than 2x second player

•

Covering the country with 4G: 64% of urban population covered

•

4G users reached 11.2 million lines, or >17% of total subscribers. 4G traffic represented, in June, 24% of all data utilized

•

Smartphones penetration reached ~70% in May/16, well above 59% in 2Q15

•

Overall ARPU grew by 7% YoY, second consecutive quarter of growth

•

Innovative Revenues maintained a solid double digit growth of 19.1% YoY, driving Data Services to represent 45% of mobile service net revenues (+7pp from 2Q15)

•

Fixed Net Revenues maintained a solid performance, growing 15.1% in 2Q16

•

Normalized EBITDA Margin expanded to 31.5% in 2Q16 (vs. 29.5% in 2Q15)

Conference Call in English:

Conference Call in Portuguese:

July 26th, 2016, at:

July 26th, 2016, at:

11:30 AM Brasília time

09:30 AM Brasília time

10:30 AM US EDT

08:30 AM US EDT

Tel.: +1 888 700-0802 (USA)

Tel.: +55 11 3193-1001 or +55 11 2820-4001 (Brazil)

            +55 11 3193-1001 or +55 11 2820-4001 (Brazil)     Code: TIM

       +1 786 924-6977 (other countries)

Code: TIM

FINANCIAL PERFORMANCE

OPERATING REVENUES

Top line performance of -12% YoY shows a rebound when compared to 1Q16 (-15%) performance. The pace of revenues decrease is easing as traditional services and handset revenues reduce its pressure whilst VAS revenues maintain its solid trend. However, these improvements were not sufficient to overcome the overall business downward trends as (i) the economy continues to struggle although with early signs of recovery, (ii) a full quarter of MTR cut impact, (iii) ongoing revenue migration from voice-to-data. All in all, Net Revenues totaled R$3,820 million in 2Q16.

Net Revenues breakdown and other highlights are presented as follows:

Usage and monthly fee net revenues ended 2Q16 down 14.5% YoY, mostly impacted by a continue migration from voice towards data usage. Minutes of Use (MOU) came at 118 minutes in 2Q16, stable when compared to last year confirming the adherence of the new portfolio and its off-net allowance. On a sequential basis, this line was virtually flat versus 1Q16 and improved the YoY performance showed in 1Q16 (-18.2%).

+11%
VAS Revenues (YoY)

Value Added Services (VAS) net revenues rose 10.5% YoY in 2Q16 as innovative revenues (connectivity services + content & other VAS) became even more relevant in the business. Although short-message revenues continues to negatively impact on total Value-Added-Service line, Innovative Revenues rose 19.1% YoY in 2Q16, keeping a strong growth even with a more challenging comparative base. VAS revenues continues to improve its participation in both mobile services net revenues and business generated revenues reaching respectively 44.6% and 48.1%. VAS revenues growth represents a positive impact for the company's EBITDA margin as it has a higher contribution magin compared to voice.

TIM’s strategy to switch customers to 4G technology, increase smartphone penetration and also the launch of the new portfolio with larger data allowances are the drivers for Innovative revenues to grow. BOU (bytes of use) rose ~77% in May/2016 comparing to 2Q15.

+19%
Innovative Revenues
(YoY)

Long Distance is the most impacted line of traditional revenues as it is strongly exposed to the switch from voice-to-data. In 2Q16, this revenue stream was down by 21.0% YoY. The commoditization of LD services is speeding up and has impacted the performance in the past quarters.

Interconnection net revenues dropped by 31.9% YoY in 2Q16 reflecting a quarter with full impact of MTR new price reduction, the continuous change in the dynamic of overall voice traffic and SMS reduction tendency. Interconnection revenues have declined by approximately R$114 million YoY in the second quarter, representing a relevant downtrend for mobile service revenues in the period. As a consequence of MTR cuts combined with migration from voice to data, the MTR incidence on net service revenues has been falling significantly every quarter, renewing its lowest level in 2Q16 at approximately 6%.

Excluding the MTR cut effects, Mobile Service Net Revenues would have fallen 3.4% instead of 6.8%.

Other Mobile net revenues showed a sound growth of 39.2% YoY in 2Q16, mainly driven by an increase in network sharing revenues.

ARPU (average revenue per user) stood at R$17.2 in 2Q16, up 7.0% YoY, and repeating the level shown in 1Q16. It’s a confirmation of the positive impacts coming from the new offer portfolio, as clients spend more in data and the value base continues to increase in all segments (prepaid, controle and postpaid). ARPU from VAS posted again a solid growth of ~27% YoY.

Fixed services net revenues rose 15.1% YoY, a solid second quarter. This result confirms fixed operations are maintaining a healthy performance despite a though macro environment.

Product net revenues were down by 56.1% in the period, but again with a better margin (product revenues - COGS) due to the change in handset strategy that focus more on value than volume.

Recent trends in handset volumes are a combination of this strategic move with macroeconomic headwinds and FX volatility. In the quarter, sales were down 77% YoY, to 358 thousand units, while average price increased by 83% YoY, in the same period. As we enter the second half of the year the comparative base will become less uneven, as shown on the chart on the left. Despite all, smartphone penetration reached 70% of total base in May/2016.

OPERATING COSTS AND EXPENSES

Total Normalized Opex continues to show improvements, despite some pressures against the overall downward trend. Main drivers for this quarter opex performance were: (i) uninterrupted actions under the scope of TIM’s Efficiency Program and (ii) handset business strategy change introduced in 2015.

Operating expenses analysis for 2Q16 is presented as follows:

Under the pillar of Organization Rightsizing & Efficiency of the Company’s Efficiency Plan, TIM started in 1Q16 a layoff program, which led to a workforce reduction of 6.4% versus 2Q15, reaching a total headcount of 12,104 people by the end of the quarter. This restructure process led Personnel Expenses to fall, in 2Q16, 16.9% YoY.

Selling & Marketing expenses fell 11.0% YoY in 2Q16, repeating the solid performance of 1Q16, despite increasing costs related to rebranding actions. This dynamic is a consequence of (i) robust reduction in commissioning expenses due to adjustments in remuneration strategies and  lower gross additions (-19.3% YoY) and (ii) a reduction in installation FISTEL expenses, which came down 9.9%, following negative net additions in the quarter of 3.3 million lines.

Network & Interconnection costs grew 3.0% YoY in the quarter, illustrating the significant changes in dynamics of this line. As MTR (VU-M) loses its importance, underlain trends of other costs start to appear more pronouncedly, as becomes clear on the chart below.

Network related costs were up 3.9% YoY, despite another solid reduction in leased lines expenditures (-12.9% YoY). These costs are mainly explained by network sharing costs that accelerate together with the same line in revenues as mentioned above, and sites’ land rental expenses.

-13%
Leased lines costs (YoY)

Interconnection costs grew 1.7% YoY, while falling 7.3% compared to 1Q16. This performance is a consequence of (i) increase in costs related to content (Value Added Services) providers, which grows with the expansion of those data services and (ii) the increase in off-net traffic, amid a full impact of the MTR (VU-M) cut.

General & Administrative (G&A) expenses were up 10% YoY in 2Q16, despite a reduction in rental fees related to the completion of headquarter relocation. G&A performance is explained mainly by a low comparison base, specifically in 2Q15. Notwithstanding, in 2Q16, G&A was also impacted by consultancy services expenses. This line will continue to be a key area of efforts within TIM’s Efficiency Program to guarantee the materialization of savings.

As mentioned before, handset business strategy change implemented in 2015 along with macro environment continue to drive Cost of Goods Sold to a significantly decrease of -57.2% YoY in 2Q16, closing the first year half down by 59%.

In 2Q16, Bad Debt expenses increased by 16.2% YoY, while falling 3.1% QoQ. Despite the tough macro environment and growing efforts towards gaining postpaid clients, TIM is being able to sustain a percentage of Bad Debt/Gross Revenues at very healthy levels (1.2%), repeating the ratio of the first quarter.

Normalized Other Operational expenses were up 7.9% YoY in 2Q16 (excluding effects of the towers sale: R$918 mln in 2Q15 and R$37 mln in 2Q16, more details in subsequent section).  The increase is a function of a low comparison base for FUST/FUNTTEL taxes specifically in 2Q15.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$32.4 per gross addition in 2Q16, an increase of 5.0% YoY, due to higher advertising costs, regardless of the reduction in commissioning.

SAC/ARPU ratio (indicating the payback per customer) reached 1.9x in 2Q16, flat when compared to 2Q15.

FROM EBITDA TO NET PROFIT

EBITDA

Normalized EBITDA (excluding towers sale impact) dropped 6.5% YoY in 2Q16, confirming 1Q16 was the bottom in yearly performance (-13.5% YoY). EBITDA decrease was a combination of effects that are still pressuring the short term performance: (i) traditional services and incoming revenues decline, (ii) more costs related to consultancy services and (iii) higher bad debt provisions. On the positive side, product’s margin keeps reducing its load (-R$23 mln in 2Q16 vs. -R$69 mln in 2Q15) and innovative services are at a solid pace, while traditional revenues are reducing the pressure.

Considering the ongoing efforts under TIM’s Efficiency Plan and the update of its targets, savings will become more pronouncedly. For instance, this quarter already showed savings in personnel expenses due to the layoff program occurred in 1Q16, additional savings were generated with HQ relocation.

VU-M (MTR) incidence on normalized EBITDA fell once more, reaching its lowest level at ~5% in 2Q16. If we exclude the MTR cut effects, normalized EBITDA would have fallen 3.7% instead of 6.5%.

D&A / EBIT

In 2Q16, Depreciation and Amortization increased 14.3% YoY due to higher network equipment depreciation and higher software amortization. This performance follows our Capex deployment intensification in the last years, although we expect a softer increase in the coming quarters. As a consequence, normalized EBIT declined in 2Q16 to R$253 million.

NET FINANCIAL RESULT

In 2Q16, Net Financial Result worsened versus same period of last year (-R$165 million in 2Q16 versus -R$35 million in 2Q15), mainly due to (i) higher financial expenses affected by leaseback after towers sale and (ii) a decrease in financial income due to poor performance of USD investments (meant to cover USD indexed Capex) and a negative MTM effect.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 2Q16, Normalized Income and Social Contribution decreased to R$40 million compared to R$112 million in 2Q15, basically due to the reduction of taxable profit.

NET INCOME

In 2Q16, Normalized Net Income decreased to R$48 million compared to R$308 million in 2Q15, while reported Net Income summed R$74 million. Normalized EPS (Earnings per Share) reached R$0.02 in 2Q16 (vs. R$0.13 in 2Q15).

CAPEX

In 2Q16, Capex amounted to R$975 million, an acceleration versus 1Q16 (R$710 mln), but a decrease of 17.7% when compared to 2Q15. Considering 6 months of 2016, Capex summed R$1,685 million, a decrease of 20.1% compared to same period last year, explained by negotiations with vendors and projects optimization.

Capex cycle peaked in 2015 and as we start descending from this level, strong results are confirmed i.e. 4G coverage leadership using spectrum refarming and carrier aggregation, 3G coverage catch up and fiber network expansion.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,766 million by the end of June/2016, including the leasing recognition in a total value of R$1,545 million concerning towers sale and LT Amazonas project. Gross debt in Q2 had a moderate increase compared to R$7,494 million in the same period of last year.

Company's debt is concentrated in long-term contracts (88% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top international financial institutions.

Approximately 22% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 2Q16, average cost of debt was 12.48% vs. 11.56% in 2Q15.

Cash position totaled R$3,810 million by the end of June/2016, a decrease vs. R$4,842 million in 2Q15. Average cash yield (BRL investments) reached 14.24% in 2Q16, an increase compared to 13.25% in 2Q15.

Main movements that affected cash and securities in the last 12 months are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$491.3 million, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency.

Net Debt/EBITDA ratio reached 0.77x in 2Q16 compared to 0.48x in 2Q15. Due to the above mentioned payments, net debt increased to R$3,957 million by the end of June/16, up from R$2,652 million in the same period of last year.

In 2Q16, Normalized Operating Cash Flow came at R$174 million, a decrease compared to R$313 million in 2Q15, mainly due to lower revenues and a negative impact of the decrease in working capital. The latter is explained by lower deferred revenues due to a reduction in the exposure of prepaid credits with dealers in the period.

Normalized decrease in cash and cash equivalents came at -R$627 million in 2Q16 vs -R$235 million in 2Q15, mainly due to higher dividends and debt payments (principal and interests) in the period.

TOWERS SALE IMPACTS

In 2Q16, TIM concluded the fourth closing under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC) that comprised overall sale of 6,481 towers for ~R$3 billion cash.

•

First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion.

•

Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received ~R$517 million.

•

Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received ~R$84 million.

•

Fourth closing: On June 9, 2016 TIM transferred 270 towers to ATC and received ~R$110 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

Please find below the Financial Statements impacts conciliation and the related notes for further details concerning all four closings:

 QUALITY AND NETWORK

QUALITY Developments

Assuming national coverage and quality had improved quite substantially over this period, Anatel is now shifting its focus from a broader state-oriented perspective to a more granular one, concentrating its efforts on smaller geographic areas and specially those where service is still considered poor.

In accordance to Anatel’s directions to monitor and evaluate quality on more specific geographic areas, from this quarter on we will disclosure our quality indicators based on the number of cities – rather than states – within the Agency’s targets. Such indicators are expected to be more assertive and better reflect customer’s experience.

In the last 12 months from March/16 (last data available), TIM kept its solid performance regarding Anatel’s network quality requirements, particularly on data (3G/4G) indicators. As for voice indicators, accessibility metric continues to be close to 100% cities within target, while drop voice indicator has shown an improving trend, reaching the second best performance among the top 4 largest telecom players. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, especially to support data expansion and deliver a better usage experience.

Instant Speed & Average Speed: Regarding Anatel’s metrics for instant speed (SMP10) and average speed (SMP11) we highlight both indicators remain above the Agency’s target. However, due to technical issues for a two week period in a few cities within the state of Parana (PR) both indicators were negatively affected in May/2016 – last available data. It’s important to note that such problems have been solved and both indicators are normalized.

NETWORK EVOLUTION: efficient investment allocation to improve quality, expand coverage and provide a better experience to customers in both 4G and 3G.

The company continues to focus on projects such as sites densification, hetnet coverage expansion, backhaul development, carrier aggregation and others. Coverage, capacity and quality continue to be the infrastructure main pillars for 2016 with approximately 80% of the capex distribution committed to infrastructure.

TIM hetnet project accelerated in the second quarter, with 275 new sites totaling almost 3.4 thousand in the entire country. When compared to 2Q15, number of sites increased by 64% or 1.3 thousand new hotspots in 2Q16.

The MBB project continues to prioritize investment allocation in the most critical areas, aiming to provide high quality experience in mobile broadband. In 2016 the MBB project has 20 clusters, totaling 268 cities planned to be covered in 2016-2017. The cluster concept expands the targeted zones to metropolitan areas of cities that were already included in the MBB project in 2015 prioritizing state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads.

During the second quarter of 2016, TIM kept its leadership in cities covered with 4G technology, reaching 579 cities or 64% of urban population in the country. This remarkable result was accomplished through spectrum refarming that allows the expansion to new locations with 4G signal with less capex. The project uses the 1,800MHz band and reorganizes the frequency usage according to the spectrum availability together with coverage optimization.

As for the 3G, TIM expanded its coverage to 103 new cities in 2Q16, reaching 1,963 cities or 82.8% of urban population. GSM coverage stood at almost 95% of urban population.

OPERATIONAL, MARKETING AND CARING PERFORMANCE

MOBILE MARKET

Following the movement started in 2015, April and May (last data disclosed by Anatel) were marked by relevant clean-up actions from operators due to significant acceleration in multiple SIM card consolidation process driven by macroeconomic pressures and reduction in the community effect.

The prepaid segment posted strong disconnections in the period chiefly by TIM’s performance, in line with Company’s commitment to its efficiency plan. On the other hand, despite the macroeconomic pressures and high penetration of mobile services, postpaid base growth accelerated in the period, with TIM leading the segment net additions in May, as a result of its new offers that already accounts to 15% of the total customer base and network quality improvements.

TIM’s PERFORMANCE

TIM’s subscriber base reached 64.0 million lines by the end of 2Q16, internal figure of June/2016, down 14.2% when compared to June/2015 due to the prepaid disconnections mentioned before.

In 3G technology, total customer base reached 34.0 million users, down 17.8% YoY following an increasing penetration of 4G devices. 4G base reached 11.2 million users in 2Q16, an increase of 22.1% over 1Q16 and up by 193% when compared to 2Q15. In the quarter, 4G customer base grew by more than 2.0 million lines following Company’s ongoing efforts to attract users to the LTE technology, which has been concentrating investments in coverage and quality.

Overall smartphone penetration reached 70% of the customer base in May/16, an important increase of 102bps when compared to 2Q15, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration among its users. Unique data users resumed growth in May/16, reaching 32.6 million lines (+3.0% vs. 2Q15). This is another good result of the new portfolio, which is gaining traction. As a percentage of the total base, unique data users reached an important milestone of 50% in May/16, compared to 42% in 2Q15.

50%
customer base already using data services

TIM disconnected 3.3 million lines in 2Q16, as a result of prepaid lines disconnections in the quarter (-3.5 million). Total gross additions fell 19% YoY totaling 7.1 million lines in 2Q16 due to tougher macro and industry scenario, while disconnections accelerated to 10.4 million lines in the period, following Company’s focus in its efficiency plan. Consequently, churn rate came at 15.6% in 2Q16, an increase when compared to 2Q15 (13.2%).

Postpaid customer base reached 13.7 million users by the end of 2Q16, up by 1.6% YoY. Postpaid base ex-M2M grew 2.2% YoY while M2M lines fell 3.6% in the same period. In the quarter, postpaid base posted an important growth of 213 thousand lines, which together with strong Mobile Number Portability (MNP) figures, point to a reversal in the last quarter negative trend.

 In 2Q16, TIM expanded its positive results in postpaid MNP. Since the introduction of the new portfolio in November 2015, the Company has been posting positive MNP figures in all postpaid segments, reverting years of negative performance. Also in postpaid, gross adds grew 11% YoY in 2Q16.

As already mentioned, TIM disconnected 3.5 million lines in the prepaid segment, followed by the other operators. This is one of the many efforts made by the Company seeking to reduce significantly its costs. By the end of 2Q16, our prepaid base reached 50.2 million lines, down 17.7% YoY.

 CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CSR - Energy Consumption

In line with its Environmental and Climate Change Management Policies guidelines, TIM considers the efficiency of energy consumption as one of its challenges that evolves according to the table below.

Energy Consumption	2Q16	2Q15	% YoY
Electricity consumption in MWh	110,379(*)	123,330	-10.5%
Fuels consumption in liters (gasoline and diesel)	280,594(*)	362,957	-22.7%

(*) Data subject to change - after external verification closing

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models), the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators) and Freecooling (container ventilation system through the cooler installation in sites, which reduces the use of energy and refrigerants gases by air conditioning equipment). In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population. (Indicators EN5 and EN6, GRI-G41).

Aware of the potential of Brazilian renewable energy sources, we are testing the implementation of photovoltaic panels on sites of Northeast and Southeast regions of Brazil. TIM intends to invest and operate in the energy generation market, providing a sustainable model that will secure prices. The investments and efficiency actions underway will leverage the company’s competitiveness, in addition to mitigating environmental impacts.

The currently increasing research for space for the installation of antennas and telecommunications equipment associated with rapid population growth provided a competition scenario that unleashed antennas agglomerations on top of buildings, facades and metal structures. In this context, the Biosite emerged, a structure with a significant reduction in visual impact that helps harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of June, the project reached a total of 139 activated Biosites (80 Biosites at the end of June 2015).

Moreover, TIM’s 2015 Sustainability Report was published in June, which provides information about our achievements, challenges and projects related to the commitment to sustainable development, embracing the economic, social and environmental dimensions. The document covers the period from 1st January to December 31th 2015 and was based on the international guidelines of the Global Reporting Initiative (GRI)1, G4 version. The main highlights of the publication are our goals in different spheres (training, recycling, energy and suppliers), profile and management of our human capital, our energy efficiency initiatives and the management of greenhouse gas (GHG). Learn more about TIM’s 2015 Sustainability Report clicking here.

Governance

Seeking to improve transparency and increase disclosure of governance themes TIM remains presenting the activities carried by its Board of Directors and Committees. Find below the highlights for 2Q16:

Board and Committees Activities

Board of Directors

o

Members: 10 members (3 independents);

o

Meetings: 2 meetings with average attendance of 90%;

o

Most relevant activities:

▪

Analyze of the First Quarter Financial Report (“ITR”) of 2016;

▪

Appreciation of the Innovation Projects and Business Development;

▪

Election of the Statutory Directors of the Company and indication the Directors of TIM Celular S.A. and of Intelig Telecomunicações Ltda;

▪

Resolution on the Execution of an Agreement between Related Parties.

Fiscal Council

o

Members: 3 members (3 independents);

o

Meetings: 1 meeting; average attendance of 100%;

o

Most relevant activities:

▪

Analyze the Independent Audit, BDO RCS Auditores Independentes S.S., Report for the First Quarter Financial Report (“ITR”) of 2016;

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Election of the Fiscal Council President for the fiscal year 2016/2017.

Statutory Audit Committee

o

Members: 3 members (3 independents);

o

Meetings: 5 meetings; average attendance of 100%;

o

Most relevant activities:

▪

Analysis of Enterprise Risk Management Report (ERM);

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Evaluate Due Diligence and status of TIM’s Anti-Corruption Program;

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Monitor and Supervision of 20-F Report and Formulário de Referência 2016;

▪

Opinion on an Agreement between Related Parties;

▪

Opinion on Financial Statements Report for the first quarter of 2016;

▪

Opinion on the Chosen of the Independent Audit of the Company;

▪

Supervision and Evaluation of Internal Audit Committee.

Compensation Board

o

Members: 3 members;

o

Meetings: 1 meeting; average attendance 100%;

o

Most relevant activities:

▪

Discussion of the Proposal Management by Objectives (“MBO”) of the Company for the year.

Control and Risk Board

o

Members: 5 members (2 independent);

o

Meetings: 2 meetings; average attendance of 90%;

o

Most relevant activities:

▪

Evaluate Due Diligence and status of TIM’s Anti-Corruption Program;

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Present the Sustainability Report of 2015;

▪

Supervision and Evaluation of Internal Audit Committee.

 STOCK PERFORMANCE

TIMP3 ended 2Q16 at R$6.84, down by 33.2% in the last 12 months mostly due to the pressured macroeconomic scenario, while the Bovespa Index (Ibovespa) was down 2.9% over the same period. The Company's ADRs closed 2Q16 at US$10.55, a decrease of 35.5% in the last 12 months.

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2015 (2Q15) and first quarter of 2016 (1Q16), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephones: (+55 21) 4109-3360 / 4109-4017 / 4112-6088 / 4112-5517

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ir

For more information about TIM please click on this link.

Twitter: @TIM_RI

TIM IR App:

ATTACHMENTS

Attachment 1:

Operational Indicators

Attachment 1

TIM PARTICIPAÇÕES S.A.

Operational Indicators

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at June 30, 2016

(in thousands of Reais, unless otherwise indicated)

1

Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações”, “Company” or the “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as of June 30, 2016 (66.58% as of December 31, 2015). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”), and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

1.b Significant Transaction – Sale of Towers

In November 2014 and January 2015 TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) for up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to the purchaser, due to the need to meet certain precedent conditions.

This transaction will benefit the Company’s operating and financial capacity and allow it to expand its investments and improve quality.

A total of four transfers ocurred on April 29th, September 30th, December 16th, 2015, and June 9, 2016. Until now, 5,753 towers (5,483 in 2015 and 270 in 2016), representing 88.8% of total, were transferred, and a total of 2,498,421 was received in cash in 2015 and 109,624 in 2016.

The gain on the portion of the assets effectively sold, amounting to 1,210,980 (R$917,548 for the six-month period ended at June 30, 2015) and 37,029, was recognized in income for 2015 and for the six-month period ended at June 30, 2016, respectively, net of transaction costs, while the gain on the portion of the towers subject to sale and leaseback, amounting to 55,107 (1,002,393 as at December 31, 2015), net of transaction costs, was deferred for the duration of the corresponding financial lease agreements (note 22).

The discount rate used in the transaction was determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. The amounts calculated and discount rates applied in each tranche are disclosed in note 16.

The effect on the accounts was as follows:

	Dec/2015	Jun/2016
Number of towers sold	5,483	270
Sales value	2,498,421	109,624
Cost of assets and transaction costs	(487,795)	(27,110)
Gain on the transaction	2,010,626	82,514

Effect on sales revenue:
Revenues from disposal of assets	1,253,618	36,085
Cost of assets written off and transaction costs	(235,843)	(2,358)
Reversal of provision for dismantling of assets	193,205	3,302
Effect on pre-tax income (heading “other operating revenues (expenses), net”)	1,210,980	37,029

IR and CS	(372,140)	(10,632)

Net effect on income for the period	838,840	26,397

Deferred revenues	1,002,393	55,107

Leaseback property	1,244,803	73,539

Financial leaseback	1,244,803	73,539

Effect on net debt (*)	1,253,618	36,085

(*) Represents the total amount of the sale less outstanding financial leases.

2.

Basis for preparation and disclosure of the quarterly information

The significant accounting policies applied to the preparation of the interim financial information are described below. These policies were consistently applied in the years /periods presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The interim financial information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) measured at fair value.

 The individual and consolidated quarterly information were prepared in accordance with CPC 21 / IAS 34 – “Interim Financial Reporting” and show all relevant information specific to interim financial reporting, which are consistent with those used by Management. Without divergences with the application of CPC 21 / IAS 34, the Company adopts accounting principles derived from Brazilian Corporate Law and specific rules issued by CVM and Anatel.

The preparation of quarterly information requires the use of some critical accounting estimates and also the exercise of judgment by the Company´s Management in the process of application of Group´s accounting policies. The areas involving a higher degree of judgment and with greater complexity, as well as the areas where assumptions and estimates are significant to the quarterly information are disclosed in note 3.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

In the individual quarterly information, prepared according to CPC 21, and submitted along with consolidated quarterly information, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in individual and consolidated quarterly information with a view to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Participações. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from IFRS applicable to separate financial statements, as now IFRS permits the application of the equity method in subsidiaries, associates and joint ventures on separate financial statements, they are also in accordance with International Financial Reporting Standards (“IFRSs”), issued by Intenational Accounting Standards Board (“IASB”). These individual financial statements are presented along with the consolidated quarterly information.

The presentation of Statement of Added Value (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the listed companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of interim financial information.

b.

Functional currency and presentation currency

The presentation currency for the interim financial information is the Real (R$), which is also the functional currency for all the companies consolidated in this interim financial information ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity ’ s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ’ s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

e. Adjustment of previous years’ balances

During the preparation of the interim financial statements as of March 2016, the Company identified errors related to prior years/periods in relation to the revenue recognition for prepaid credits sold by third parties (“trading partners”). Even though the pre-paid revenue is recognized based on the consumption of the credits by the clients, during the reconciliation process, it was identified an undue adjustment related to the difference of the credits hold by the trading partners and the credits effectively activated in the pre-paid operational system. Based on the quantitative and qualitative analysis performed by the Company’s management, it was concluded that such adjustments were immaterial in the last three years. However, because of the significance of the cumulative out-of-period adjustment to the interim financial information for the six-month period ended June 30, 2016, the previous financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, as well as the interim financial information for the six-month period ended June 30, 2015, will be revised.

The Company’s Management concluded that this error did not affect materially, quantitatively and qualitatively, the annual and interim financial statements for the previous years and/or periods. The net impacts on the income statement for the years ended 2015, 2014 and 2013 were R$14 million, R$3 million and R$67 million, respectively, and R$440 million on retained earnings at January 1st 2013. For the six months ended June 30, 2015 the adjustment was of R$22 million.

Additionally, such adjustments have not impacted the Company’s cash and cash equivalents position, neither changed the cash flows financial statements nor impacted compliance with the provisions of covenants for the Financing of the Company.

Consequently, this error on prior periods resulted in the adjustments to the following accounting items in the financial statements:

– Taxes and contributions recoverable;

– Trading partners;

3

– Deferred revenue, net of commissions to trading partners;

4

– Equity;

5

– Revenues, net of taxes on sales;

6

– Commissions to trading partners;

7

– Other retentions;

8

– Interests on Taxes;

9

– Income taxes and social contribution on above adjustments.

	Parent company			Consolidated
	Balance Sheet 01/01/13 (Reported)	Adjustments	Balance Sheet 01/01/13 (Adjusted)	Balance Sheet 01/01/13 (Reported)	Adjustments	Balance Sheet 01/01/13 (Adjusted)

ASSETS

Current (1)	447,320	-	447,320	9,967,717	12,943	9,980,660
Non current (4 / 1)	13,803,370	(440,048)	13,363,322	16,068,344	165,092	16,233,436

Total assets	14,250,690	(440,048)	13,810,642	26,036,061	178,035	26,214,096

LIABILITIES

Current (2 and 3)	384,451	-	384,451	7,375,222	618,083	7,993,305
Non current	33,369	-	33,369	4,827,969	-	4,827,969
Shareholders’ equity	13,832,870	(440,048)	13,392,822	13,832,870	(440,048)	13,392,822

Total liabilities and shareholders’ equity	14,250,690	(440,048)	13,810,642	26,036,061	178,035	26,214,096

	Parent company			Consolidated
	Balance Sheet 12/31/13 (Reported)	Adjustments	Balance Sheet 12/31/13 (Adjusted)	Balance Sheet 12/31/13 (Reported)	Adjustments	Balance Sheet 12/31/13 (Adjusted)

ASSETS

Current (1)	443,803	-	443,803	10,740,804	6,548	10,747,352
Non current (4 / 1)	14,593,438	(372,704)	14,220,734	17,190,918	134,362	17,325,280

Total assets	15,037,241	(372,704)	14,664,537	27,931,722	140,910	28,072,632

LIABILITIES

Current (2 and 3)	409,780	-	409,780	8,048,103	513,614	8,561,717
Non current	32,821	-	32,821	5,288,979	-	5,288,979
Shareholders’ equity	14,594,640	(372,704)	14,221,936	14,594,640	(372,704)	14,221,936

Total liabilities and shareholders’ equity	15,037,241	(372,704)	14,664,537	27,931,722	140,910	28,072,632

	Parent company			Consolidated
	Statement of income 12/31/13 (Reported)	Adjustments	Statement of income in 12/31/13 (Adjusted)	Statement of income 12/31/13 (Reported)	Adjustments	Statement of income in 12/31/13 (Adjusted)

Net operating revenues (5)	-	-	-	19,921,291	104,338	20,025,629
Cost of services rendered and goods sold	-	-	-	(10,822,202)	-	(10,822,202)

Gross income	-	-	-	9,099,089	104,338	9,203,427

Operating income (expenses) (4 / 6 and 7)	1,505,097	67,344	1,572,441	(6,660,216)	(6,930)	(6,667,146)

Operating income	1,505,097	67,344	1,572,441	2,438,873	97,408	2,536,281

Financial income (expenses) (8)	517	-	517	(302,720)	12,172	(290,548)

Income before income tax and social contribution	1,505,614	67,344	1,572,958	2,136,153	109,580	2,245,733

Income tax and social contribution (9)	-	-	-	(630,539)	(42,236)	(672,775)

Net income for the year	1,505,614	67,344	1,572,958	1,505,614	67,344	1,572,958

Basic earnings per share	0.6230	0.0278	0.6508	0.6230	0.0278	0.6508

Diluted earnings per share	0.6228	0.0279	0.6507	0.6228	0.0279	0.6507

	Parent company			Consolidated
	Statement of added value 12/31/13 (Reported)	Adjustments	Statement of added value 12/31/13 (Adjusted)	Statement of added value 12/31/13 (Reported)	Adjustments	Statement of added value 12/31/13 (Adjusted)

Revenues				26,225,901	109,342	26,335,243
Inputs acquired from third parties	(8,073)		(8,073)	(11,894,210)	(6,929)	(11,901,139)
Retentions	-		-	(2,767,870)	-	(2,767,870)
Value added received by transfer	1,530,611	67,344	1,597,955	686,154	12,171	698,325
Total added value to share	1,522,538	67,344	1,589,882	12,249,975	114,584	12,364,559

Sharing added value:
Personnel and charges	6,448	-	6,448	686,149	-	686,149
Taxes, charges and contributions	1,551	-	1,551	8,575,353	47,240	8,622,593
Remuneration of third party capital	8,925	-	8,925	1,482,859	-	1,482,859
Remuneration of shareholders’ equity	1,505,614	67,344	1,572,958	1,505,614	67,344	1,572,958
	1,522,538	67,344	1,589,882	12,249,975	114,584	12,364,559

	Parent company			Consolidated
	Balance Sheet 12/31/14 (Reported)	Adjustments	Balance Sheet 12/31/14 (Adjusted)	Balance Sheet 12/31/14 (Reported)	Adjustments	Balance Sheet 12/31/14 (Adjusted)

ASSETS

Current (1)	463,010	-	463,010	11,174,415	6,535	11,180,950
Non current (4 / 1)	15,324,516	(370,020)	14,954,496	21,168,729	139,513	21,308,242

Total assets	15,787,526	(370,020)	15,417,506	32,343,144	146,048	32,489,192

LIABILITIES

Current (2 and 3)	432,125	-	432,125	9,123,256	516,068	9,639,324
Non current	33,367	-	33,367	7,897,854	-	7,897,854
Shareholders’ equity	15,322,034	(370,020)	14,952,014	15,322,034	(370,020)	14,952,014

Total liabilities and shareholders’ equity	15,787,526	(370,020)	15,417,506	32,343,144	146,048	32,489,192

	Parent company			Consolidated
	Statement of income 12/31/14 (Reported)	Adjustments	Statement of income in 12/31/14 (Adjusted)	Statement of income 12/31/14 (Reported)	Adjustments	Statement of income in 12/31/14 (Adjusted)

Net operating revenues (5)				19,498,165	3,951	19,502,116
Cost of services rendered and goods sold	-	-	-	(10,083,920)	-	(10,083,920)

Gross income	-	-	-	9,414,245	3,951	9,418,196

Operating income (expenses) (4 / 6 and 7)	1,554,575	2,684	1,557,259	(6,928,556)	(7,100)	(6,935,656)

Operating income	1,554,575	2,684	1,557,259	2,485,689	(3,149)	2,482,540

Financial income (expenses) (8)	(8,156)	-	(8,156)	(292,772)	12,130	(280,642)

Income before income tax and social contribution	1,546,419	2,684	1,549,103	2,192,917	8,981	2,201,898

Income tax and social contribution (9)	-	-	-	(646,498)	(6,297)	(652,795)

Net income for the year	1,546,419	2,684	1,549,103	1,546,419	2,684	1,549,103

Basic earnings per share	0.6396	0.0011	0.6407	0.6396	0.0011	0.6407

Diluted earnings per share	0.6393	0.0011	0.6404	0.6393	0.0011	0.6404

	Parent company			Consolidated
	Statement of added value 12/31/14 (Reported)	Adjustments	Statement of added value 12/31/14 (Adjusted)	Statement of added value 12/31/14 (Reported)	Adjustments	Statement of added value 12/31/14 (Adjusted)

Revenues				25,973,031	4,443	25,977,474
Inputs acquired from third parties	(11,952)		(11,952)	(10,906,860)	(7,099)	(10,913,959)
Retentions	-		-	(3,052,579)	-	(3,052,579)
Value added received by transfer	1,582,453	2,684	1,585,137	1,003,425	12,130	1,015,555
Total added value to share	1,570,501	2,684	1,573,185	13,017,017	9,474	13,026,491

Sharing added value:
Personnel and charges	9,945	-	9,945	782,589	-	782,589
Taxes, charges and contributions	2,531	-	2,531	8,843,917	6,791	8,850,708
Remuneration of third party capital	11,606	-	11,606	1,844,092	-	1,844,092
Remuneration of shareholders’ equity	1,546,419	2,684	1,549,103	1,546,419	2,683	1,549,102
	1,570,501	2,684	1,573,185	13,017,017	9,474	13,026,491

	Parent company			Consolidated
	Balance Sheet 12/31/15 (Reported)	Adjustments	Balance Sheet 12/31/15 (Adjusted)	Balance Sheet 12/31/15 (Reported)	Adjustments	Balance Sheet 12/31/15 (Adjusted)

ASSETS

Current (1)	542,751		542,751	12,033,273	6,973	12,040,246
Non current (4 / 1)	16,962,981	(355,722)	16,607,259	23,370,379	145,763	23,516,142

Total assets	17,505,732	(355,722)	17,150,010	35,403,652	152,736	35,556,388

LIABILITIES

Current (2 and 3)	538,523		538,523	8,658,406	508,458	9,166,864
Non current	34,165		34,165	9,812,202	-	9,812,202
Shareholders’ equity	16,933,044	(355,722)	16,577,322	16,933,044	(355,722)	16,577,322

Total liabilities and shareholders’ equity	17,505,732	(355,722)	17,150,010	35,403,652	152,736	35,556,388

	Parent company			Consolidated
	Statement of income 12/31/15 (Reported)	Adjustments	Statement of income in 12/31/15 (Adjusted)	Statement of income 12/31/15 (Reported)	Adjustments	Statement of income in 12/31/15 (Adjusted)

Net operating revenues (5)	-	-	-	17,138,851	3,414	17,142,265
Cost of services rendered and goods sold	-	-	-	(8,306,857)	-	(8,306,857)

Gross income				8,831,994	3,414	8,835,408

Operating income (expenses) (4 / 6 and 7)	2,065,868	14,297	2,080,165	(5,587,777)	3,809	(5,583,968)

Operating income	2,065,868	14,297	2,080,165	3,244,217	7,223	3,251,440

Financial income (expenses) (8)	5,277	-	5,277	(264,378)	13,971	(250,407)

Income before income tax and social contribution	2,071,145	14,297	2,085,442	2,979,839	21,194	3,001,033

Income tax and social contribution (9)	-	-	-	(908,694)	(6,897)	(915,591)

Net income for the year	2,071,145	14,297	2,085,442	2,071,145	14,297	2,085,442

Basic earnings per share	0.8558	0.0059	0.8617	0.8558	0.0059	0.8617

Diluted earnings per share	0.8557	0.0059	0.8616	0.8557	0.0059	0.8616

	Parent company			Consolidated
	Statement of added value 12/31/15 (Reported)	Adjustments	Statement of added value 12/31/15 (Adjusted)	Statement of added value 12/31/15 (Reported)	Adjustments	Statement of added value 12/31/15 (Adjusted)

Revenues				23,156,529	3,689	23,160,218
Inputs acquired from third parties	(16,444)		(16,444)	(7,526,175)	3,809	(7,522,366)
Retentions	-		-	(3,361,971)	-	(3,361,971)
Value added received by transfer	2,103,012	14,297	2,117,309	1,996,752	13,971	2,010,723
Total added value to share	2,086,568	14,297	2,100,865	14,265,135	21,469	14,286,604

Sharing added value:
Personnel and charges	11,214	-	11,214	850,362	-	850,362
Taxes, charges and contributions	2,207	-	2,207	8,441,124	7,172	8,448,296
Remuneration of third party capital	2,002	-	2,002	2,902,504	-	2,902,504
Remuneration of shareholders’ equity	2,071,145	14,297	2,085,442	2,071,145	14,297	2,085,442
	2,086,568	14,297	2,100,865	14,265,135	21,469	14,286,604

	Parent company			Consolidated
	Balance Sheet 06/30/15 (Reported)	Adjustments	Balance Sheet 06/30/15 (Adjusted)	Balance Sheet 06/30/15 (Reported)	Adjustments	Balance Sheet 06/30/15 (Adjusted)

ASSETS

Current (1)	95,548	-	95,548	10,897,865	6,477	10,904,342
Non current (4 / 1)	16,574,619	(348,194)	16,226,425	22,698,397	141,048	22,839,445

Total assets	16,670,167	(348,194)	16,321,973	33,596,262	147,525	33,743,787

LIABILITIES

Current (2 and 3)	73,475	-	73,475	7,304,588	495,719	7,800,307
Non current	33,461	-	33,461	9,728,443	-	9,728,443
Shareholders’ equity	16,563,231	(348,194)	16,215,037	16,563,231	(348,194)	16,215,037

Total liabilities and shareholders’ equity	16,670,167	(348,194)	16,321,973	33,596,262	147,525	33,743,787

	Parent company			Consolidated
	Statement of income 06/30/15 (Reported)	Adjustments	Statement of income in 06/30/15 (Adjusted)	Statement of income 06/30/15 (Reported)	Adjustments	Statement of income in 06/30/15 (Adjusted)

Net operating revenues (5)	-	-	-	8,899,749	12,100	8,911,849
Cost of services rendered and goods sold	-	-	-	(4,538,314)	-	(4,538,314)

Gross income	-	-	-	4,361,435	12,100	4,373,535

Operating income (expenses) (4 / 6 and 7)	1,236,414	21,826	1,258,240	(2,476,365)	7,824	(2,468,541)

Operating income	1,236,414	21,826	1,258,240	1,885,070	19,924	1,904,994

Financial income (expenses) (8)	2,681	-	2,681	(115,967)	6,408	(109,559)

Income before income tax and social contribution	1,239,095	21,826	1,260,921	1,769,103	26,332	1,795,435

Income tax and social contribution (9)	-	-	-	(530,008)	(4,506)	(534,514)

Net income for the period	1,239,095	21,826	1,260,921	1,239,095	21,826	1,260,921

Basic earnings per share	0.5120	0.009	0.5210	0.5120	0.009	0.5210

Diluted earnings per share	0.5119	0.009	0.5209	0.5119	0.009	0.5209

	Parent company			Consolidated
	Statement of added value 06/30/15 (Reported)	Adjustments	Statement of added value 06/30/15 (Adjusted)	Statement of added value 06/30/15 (Reported)	Adjustments	Statement of added value 06/30/15 (Adjusted)

Revenues	-	-	-	12,025,482	12,403	12,037,885
Inputs acquired from third parties	(3,244)	-	(3,244)	(3,819,098)	7,823	(3,811,275)
Retentions	-	-	-	(1,643,891)	-	(1,643,891)
Value added received by transfer	1,249,315	21,826	1,271,141	851,111	6,408	857,519
Total added value to share	1,246,071	21,826	1,267,897	7,413,604	26,634	7,440,238

Sharing added value:
Personnel and charges	5,006	-	5,006	419,996	-	419,996
Taxes, charges and contributions	1,512	-	1,512	4,479,897	4,808	4,484,705
Remuneration of third party capital	458	-	458	1,274,616	-	1,274,616
Remuneration of shareholders’ equity	1,239,095	21,826	1,260,921	1,239,095	21,826	1,260,921
	1,246,071	21,826	1,267,897	7,413,604	26,634	7,440,238

Reconciliation of the effects on Shareholders’ Equity:

	Capital	Reserves	Other comprehensive income	Retained earnings	Total
Balance as at January 1, 2013	9,839,770	3,993,332	(232)	-	13,832,870
Prior year adjustments	-	(440,048)	-	-	(440,048)
Balance as at January 1, 2013 adjusted	9,839,770	3,553,284	(232)	-	13,392,822
Net income for the year	-	-	-	1,505,614	1,505,614
Adjustment on the year	-	-	-	67,344	67,344
Net income adjusted	-	-	-	1,572,958	1,572,958
Other movements	-	826,869	2,245	(1,572,958)	(743,844)
Balance as at December 31, 2013 adjusted	9,839,770	4,380,153	2,013	-	14,221,936
Net income for the year	-	-	-	1,546,419	1,546,419
Adjustment on the year	-	-	-	2,684	2,684
Net income adjusted	-	-	-	1,549,103	1,549,103
Increase on capital stock	26,528	-	-	-	26,528
Other movements	-	703,260	290	(1,549,103)	(845,553)
Balance as at December 31, 2014 adjusted	9,866,298	5,083,413	2,303	-	14,952,014
Net income for the year	-	-	-	2,071,145	2,071,145
Adjustment on the year	-	-	-	14,297	14,297
Net income adjusted	-	-	-	2,085,442	2,085,442
Other movements	-	1,625,724	(416)	(2,085,442)	(460,134)
Balance as at December 31, 2015 adjusted	9,866,298	6,709,137	1,887	-	16,577,322

f.

Approval of interim financial information

This interim financial information was approved by the Company ’ s Board of Directors on July 25 , 2016.

g ..

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 201 6 .. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CVM, based on a pronouncement of the Accounting Pronouncements Committee (CPC).

IFRS 9

“ Financial Instruments ” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity ’ s business model and on the contractual characteristics of the financial instruments ’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity ’ s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9 .. The standard comes into force on January 1 st , 2018.

IFRS 15

This new standard determines the concepts that an entity has to apply in revenue measurement and when it must be recognized. It was initially issued to come into effect on January 1 st , 2017 and replace IAS 11 – “ Construction Contracts ” , IAS 18 – “ Revenues ” and related interpretations. The standard comes into effect on January 1 st , 2018. The Group is assess ing the overall impact of IFRS 15 ..

IFRS16

This standard supersedes the existing standard on leasing, IAS 17/CPC 06 (R1) – Leases, and related interpretations, and establishes the principles to recognition, measurement, presentation and disclosure on leasing for both parts on a contract, in other words, clients (lessee) and suppliers (lessor). Lessees are required to recognize a leasing liability reflecting future payments of the leasing and a “ right to use an asset ” to almost all leases contracts, excepting some short term leases and contract of small amounts assets. For lessors the accounting treatment remains almost unchanged, with the classification on leases in operational or financial leases, and the accounting of these two kind of leases contracts in different manners. The standard comes into effect on January 1 st , 2019. The Group is assessing the impacts on its adoption and have still not defined the transition method that will be used.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on interim financial information of the Group.

Critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the interim financial information date.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Impairment losses of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets or market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated.

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the interim financial information is reported or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The principal non-financial assets valued in this way was the goodwill recorded by the Company (note 15).

In the half year ended June 30, 2016, there was no change in the estimates and assumptions posing a significant risk, which might cause a material adjustment to the book values of property, plant and equipment or intangible assets during this period.

(b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of deferred income tax and social contribution losses carryforward and of temporary differences takes into account estimates of taxable income (note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve Management’s judgment (note 23).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (note 39).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

(f)

Sale and leaseback

The sale and leaseback transaction is that where the Group sells an asset and immediately requires the use of the same asset by entering into a lease agreement with the buyer. The accounting treatment of the sale and leaseback transaction depends on the substance of this transaction (by applying the principles of lease classification).

For financial sale and leaseback, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently, the gain or loss on the sale is immediately recognized in the income statement.

At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities on its balance sheet by amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease contract or loan. As mentioned in note 1.b, discount rates applied by Management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

Cash and cash equivalents

These are financial assets classified as loans and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Cash and banks	457	555	73,237	113,244
Unrestrictedly available financial investments:
CDB/Repurchases	35,337	24,208	3,245,175	5,987,159

	35,794	24,763	3,318,412	6,100,403

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBDs and Repurchases, including those not classified as cash and cash equivalents, is 101.24% (101.30% as of 31 December, 2015) of the Interbank Deposit Certificate - CDI rate.

Securities

	Consolidated
	Jun/2016	Dec/2015

Foreign exchange fund	491,318	599,414
	491,318	599,414

Current portion	(491,318)	(599,414)

Shares in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on repayments to suppliers in foreign currency. The classification as securities occurs due to significant changes in value in the event of an early redemption.

During the half year ended June 30, 2016, approximately 7.87% of the foreign exchange fund shares were designated as cash-flow hedge.

Trade accounts receivable

These are financial assets classified as borrowings and receivables, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts ( “ impairment ” ) ..

Losses on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient.

The fair value of accounts receivable equals the book value recorded at June 30, 2016 and December 31, 2015. A portion of the accounts receivable, relating to the post-paid segment, is used to secure the total amount of BNDES borrowings (note 19).

	Consolidated
	Jun/2016	Dec/2015

Billed services	1,077,224	995,879
Unbilled services	602,729	667,886
Network use	429,361	448,064
Sale of goods	1,020,405	1,120,449
Other accounts receivable	5,388	2,053
	3,135,107	3,234,331

Losses on doubtful accounts	(362,717)	(351,381)
	2,772,390	2,882,950

Current portion	(2,743,937)	(2,858,089)
Non-current portion	28,453	24,861

Changes in losses on doubtful accounts, controlled as an asset offset account, were as follows:

	Consolidated
	Jun/2016 (6 months)	Dec/2015 (12 months)

Opening balance	351,381	373,577
Additions	140,517	230,357
Write-off	(129,181)	(252,553)
Closing balance	362,717	351,381

The aging of the accounts receivable is as follows:

	Consolidated
	Jun/2016	Dec/2015

Falling due	2,006,511	2,153,088
Past due for up to 30 days	183,513	189,186
Past due for up to 60 days	73,733	57,822
Past due for up to 90 days	424,394	406,850
Past due for more than 90 days	446,956	427,385
	3,135,107	3,234,331

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	Jun/2016	Dec/2015

Mobile handsets and tablets	147,022	123,664
Accessories and pre-paid cards	26,049	19,762
TIM chips	17,848	12,170
	190,919	155,596

Losses on adjustment to realizable amount	(18,116)	(13,876)
	172,803	141,720

Indirect taxes and contributions recoverable

	Consolidated
	Jun/2016	Dec/2015 (Revised)

ICMS	1,601,154	1,708,059
Others	35,866	34,241
	1,637,020	1,742,300

Current portion	(846,429)	(924,624)
Non-current portion	790,591	817,676

ICMS amounts recoverable basically refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), (ii) ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM Celular and (iii) credits deriving from objections (debit reversal) in UFs which still did not implement the presumed credit.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015 (Revised)

Income tax and social contribution	195	387	289,209	185,804
PIS/COFINS	20,185	20,185	143,853	233,326
Others	1,558	1,339	80,172	81,113
	21,938	21,911	513,234	500,243

Current portion	(21,938)	(21,911)	(330,122)	(329,722)
Non-current portion	-	-	183,112	170,521

The PIS/COFINS amounts recoverable refer (i) to credits recorded considering favorable case law on legal proceeding questioning on the unconstitutionality of broadening the calculation base for these contributions under Law 9.718/98. By providing that billing corresponds to all income earned by legal entity, the law broadened the definition of billing, as it added other revenues to the calculation base of these contributions, besides goods and services; (ii) credits for the purchase of inventories of goods for resale, basically handsets, tablets and modems; and (iii) credits calculated on rights and services used as input, electricity and rentals, pursuant to Law No. 10.637/2002 and No. 10.833/2003.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax and social contribution losses carry forward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the interim financial information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates the likelihood of future realization of those tax credits.

The balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus deferred tax credits and debits belonging to different entities are in general shown separately, not at their net amount.

As of June 30, 2016 and December 31, 2015, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in note 34 are also being considered in deferred taxes.

The amounts recorded are as follows:

	Parent company		Consolidated
Assets (liabilities)
	Jun/2016	Dec/2015	Jun/2016		Dec/2015
Deferred taxes – Liabilities
Deemed cost – Intelig	-	-	(115,417)		(120,730)
	-	-	(115,417)		(120,730)
Deferred taxes – Assets
Tax losses	30,609	27,756	963,887		1,034,243
Social contribution losses	11,084	10,057	360,618	3	385,946
Temporary differences
Provision for legal and administrative proceedings	1,034	1,497	137,291		141,246
Losses on doubtful accounts	-	-	128,698		122,299
Adjustment to present value – 3G license	-	-	13,979		14,950
Deferred tax on CPC adjustments
Acquisition of stocks from minority shareholders	53,569	53,569	53,569		53,569
Business combination – Intelig acquisition	-	-	71,405		71,405
Depreciation related to asset retirement obligations	-	-	4,886		6,482
Monetary adjustments related to asset retirement obligations	-	-	3,933		4,363
Capitalized interests	-	-	329		499
Authorization charges	-	-	1		387
Lease of LT Amazonas Infrastructure	-	-	13,624		11,022
Effect of merger of TIM Fibers	-	-	684		770
Profit sharing	201	336	17,861		16,594
Taxes with suspended enforceability	-	-	12,872		12,872
Fistel – Recovery TFI	-	-	32,670		50,721
Amortized goodwill – TIM Fiber	-	-	(296,395)		(264,639)
Derivative transactions	-	-	(30,263)		(336,621)
Capitalized interests on 4G authorization	-	-	(128,169)		(84,751)
Other	-	-	2,227		5,484
	96,497	93,215	1,363,707		1,246,841

Provision for realization of tax credits (Intelig and TIM Participações)	(96,497)	(93,215)	(1,231,681)		(1,232,315)
	-	-	132,026		14,526

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution

2016	25,205
2017	91,305
2018	105,951
2019 onwards	57,679
Tax losses and negative base	280,140

Temporary differences	(148,114)

Total credits recoverable	132,026

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2015, which are also valid for the half year ended June 30, 2016.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$95,687 in the first six months of 2016 (R$138,207 as of June 30, 2015).

Losses on the realization of tax credits

Considering that TIM Participações S.A. does not carry out activities that may generate income tax and social contribution taxable bases, the full loss on tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$96,498 at June 30, 2016 (R$93,215 at December 31, 2015), was recognized.

In the case of subsidiary Intelig, considering that it has not presented a taxable income history, a total provision for realization of tax credits mentioned was set up, in the amount of R$1,135,183 as of June 30, 2016 (R$1,139,100 as of December 31, 2015), of which R$1,002,673 refers to tax losses and negative base of social contribution and R$132,510 to temporary differences.

Prepaid expenses

	Consolidated
	Jun/2016	Dec/2015

Fistel (*)	502,341	-
Advertising not released (**)	92,160	162,145
Rentals and insurance	61,374	46,936
Network swap (***)	33,304	37,674
Others	17,154	18,535
	706,333	265,290

Current portion	(643,265)	(210,056)
Non-current portion	63,068	55,234

(*) The Fistel fee paid in March 2016 refers to the 2016 fiscal year and has been amortized monthly according to the respective triggering event.

(**) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of broadcasting.

(***) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Civil	11,139	9,218	424,336	361,689
Labor	68,840	63,043	441,916	420,112
Tax	1,511	1,437	279,554	268,825
Regulatory	-	-	110	109
Others (*)	137	127	67,412	55,306

Non-current portion	81,627	73,825	1,213,328	1,106,041

(*) Refer to financial investments related to judicial proceedings.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for quitting the V1 sub-bands, to allow the implementation of 4G technology, after TIM Celular has won the auction. In this case, the court deposit amounts to R$56,529 (R$53,559 as of December 31st, 2015).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by the Company’s employees and third-party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i) 2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$83,623 (R$ 80,205 as of December 31, 201 5 ) .

(ii) Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$67,821 (R$6 4,968 as of December 31, 201 5 ) .

(iii) Liability for CPMF on capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$32,462 (R$ 31,450 as of December 31, 201 5 ) .

(iv) Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$12,813 (R$ 11,450 as of December 31, 201 5 ) .

(v) Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$9,685 (R$ 9,340 as of December 31, 201 5 ) .

(vi) Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and ERB maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$6,076 (R$ 5,524 as of December 31, 201 5 ) .

(vii) Ancillary services provided for in ICMS Agreement 69/98. The current value of these deposits is R$5,611 (R$5, 479 as of December 31, 201 5 ) .

(viii) Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$4,111 (R$ 4,001 as of December 31, 201 5 ) .

(ix) Deposit made by Intelig related to the unconstitutionality and illegality of charging by FUST. Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues transferred for interconnections and EILD (Industrial Exploitation of Dedicated Line); and of the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$46,293 (R$ 43,323 as of December 31, 201 5 ) .

Investments - Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual interim financial information.

(a)

Interest in subsidiaries

	Jun/2016
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,520,838	1,043,643

Unrealized results	-	(753)

Revised shareholders’ equity	15,520,838	1,042,890

Net profit for the period	188,873	22,754

Unrealized results	-	402

Revised profit for the period	188,873	23,156	212,029

Income from equity accounting	188,873	23,156	212,029

Investment amount	15,520,838	1,042,890	16,563,728

	Dec/2015 (Revised)
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,353,019	1,023,959

Unrealized results	-	(1,157)

Revised shareholders’ equity	15,353,019	1,022,802

Profit for the year	2,087,114	22,266

Unrealized results	-	808

Revised profit for the year	2,087,114	23,074	2,110,188

Income from equity accounting	2,087,114	23,074	2,110,188

Investment amount	15,353,019	1,022,802	16,375,821

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2014 (represented)	13,731,610	999,601	14,731,211

Income from equity accounting (represented)	2,087,114	23,074	2,110,188
Stock options	3,724	127	3,851
Proposed dividends	(469,013)	-	(469,013)
Effect of post-employment benefit supplementary amount	(416)	-	(416)
Balance of investments at December 31, 2015 (represented)	15,353,019	1,022,802	16,375,821

Income from equity accounting	188,873	23,156	212,029
Stock options	2,014	107	2,121
Cash flow hedge	(3,068)	(3,175)	(6,243)
Supplementary dividends	(20,000)	-	(20,000)
Balance of investments at June 30, 2016	15,520,838	1,042,890	16,563,728

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating incomes (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses (this one, if applicable).

(a)

Change in property, plant and equipment

	Consolidated
	Balance Dec/2015	Additions	Write-offs	Transfers	Balance Jun/2016
Cost of property, plant and equipment, gross
Commutation / transmission equipment	16,565,919	-	(56,914)	479,571	16,988,576
Fiber optic cables	583,447	-	(18)	18,563	601,992
Free leased handsets	1,952,079	6	(14,984)	55,210	1,992,311
Infrastructure	5,024,183	73,539	(77,922)	132,885	5,152,685
Informatics assets	1,501,507	-	(3,764)	29,716	1,527,459
General use assets	657,086	-	(619)	24,159	680,626
Land	40,794	-	-	-	40,794
Construction in progress	601,634	675,398	32,365	(740,104)	569,293

Total property, plant and equipment, gross	26,926,649	748,943	(121,856)	-	27,553,736

Accumulated depreciation
Commutation/transmission equipment	(10,653,118)	(676,888)	49,518	-	(11,280,488)
Fiber optic cables	(200,123)	(20,955)	3	-	(221,075)
Free leased handsets	(1,783,940)	(62,014)	9,129	-	(1,836,825)
Infrastructure	(1,884,692)	(207,552)	33,651	-	(2,058,593)
Informatics assets	(1,296,837)	(41,219)	3,764	-	(1,334,292)
General use assets	(440,591)	(19,989)	611	-	(459,969)

Total accumulated depreciation	(16,259,301)	(1,028,617)	96,676	-	(17,191,242)

Property, plant and equipment, net
Commutation / transmission equipment	5,912,801	(676,888)	(7,396)	479,571	5,708,088
Fiber optic cables	383,324	(20,955)	(15)	18,563	380,917
Free leased handsets	168,139	(62,008)	(5,855)	55,210	155,486
Infrastructure	3,139,491	(134,013)	(44,271)	132,885	3,094,092
Informatics assets	204,670	(41,219)	-	29,716	193,167
General use assets	216,495	(19,989)	(8)	24,159	220,657
Land	40,794	-	-	-	40,794
Construction in progress	601,634	675,398	32,365	(740,104)	569,293

Total property, plant and equipment, net	10,667,348	(279,674)	(25,180)	-	10,362,494

Consolidated figures for the period include the total effect, amounting to R$ 25,292 , of the net amount of write-offs relating to the sale of towers, and additions in the amount of R$73,539 for assets under sale and leaseback.

(b)

Depreciation rates

Annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	50
Infrastructure	4 to 20
Informatics assets	20
General use assets	4 to 20

In 2015, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) cost of deferred commission.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

(a)

Change in intangible

		Consolidated
	Balance Dec/2015	Additions	Transfers	Write-offs	Capitalized Interests	Balance Jun/2016
Cost of intangible assets, gross
Software rights to use	13,088,536	29,372	631,019	(1,477)	-	13,747,450
Authorizations	5,189,022	63,967	637	-	-	5,253,626
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	28,991	76,195	-	-	-	105,186
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	167,125	-	30,206	-	-	197,331
Intangible assets under development	3,361,641	862,597	(661,862)	-	139,383	3,701,759

Total intangible assets, gross	23,655,936	1,032,131	-	(1,477)	139,383	24,825,973

Accumulated amortization
Software rights to use	(9,591,782)	(637,381)	-	1,477	-	(10,227,686)
Authorizations	(3,962,749)	(129,877)	-	-	-	(4,092,626)
Cost of deferred commission to dealers	(1,688)	(46,591)	-	-	-	(48,279)
List of clients	(70,000)	(8,400)	-	-	-	(78,400)
Right to use infrastructure LT Amazonas	(22,711)	(4,955)	-	-	-	(27,666)
Other assets	(47,813)	(5,002)	-	-	-	(52,815)

Total Accumulated Amortization	(13,696,743)	(832,206)	-	1,477	-	(14,527,472)

Intangible assets, net
Software rights to use (c)	3,496,754	(608,009)	631,019	-	-	3,519,764
Authorizations	1,226,273	(65,910)	637	-	-	1,161,000
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	27,303	29,604	-	-	-	56,907
List of clients (e)	25,200	(8,400)	-	-	-	16,800
Right to use infrastructure LT Amazonas (f)	175,491	(4,955)	-	-	-	170,536
Other assets (h)	119,312	(5,002)	30,206	-	-	144,516
Intangible assets under development (g)	3,361,641	862,597	(661,862)	-	139,383	3,701,759

Total Intangible Assets, net	9,959,193	199,925	-	-	139,383	10,298,501

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure - LT Amazonas	5
Other assets	20 to 50

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

(d.1) Intelig´s acquisition

The goodwill arising from the acquisition of Intelig in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

As of December 31, 2015, the Company used the value in use method to perform the impairment test, using the following assumptions:

  Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s tangible and intangible assets at December 31, 2015;

  The projection of Intelig’s costs was based on expected projection (4.12% p.a.) which is consistent with the projections prepared by market institutions;

  Since this is a continuous business, as from the fifth year of the projection cash flow growth of 3% p.a. has been estimated as perpetuity;

  The discount rate applied to projected cash flows was 10.40% p.a. (12.32% p.a. at December 31, 2014);

  In the period from 2016 to 2020, projected growth was 6.48%; and

  The inflation rate expected by the Company is 4.83% p.a. on average and is in line with the estimates prepared by representative market institutions.

The results of the test carried out as of December 31, 2015 indicated that there was no need to recognize impairment.

On June 30, 2016 the Company reviewed the impairment indicators and did not identify any need to revise the impairment test for the quarter.

(d.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

In 2015, the Company identified the need for changing the cash generating unit (“CGU”) previously known as TIM Fiber. TIM Celular is the new CGU as from fiscal year 2015. This change was based on changes in the consumer profile in the mobile telephone markets, with a fall in voice usage and a rise in data usage, thus requiring restructuring of the network infrastructure.

Under this new scenario, a convergence can be seen between the data and voice networks, and decisions on investments in infrastructure are now taken on an integrated basis.

In this context, the Company adopted a new strategy by using the transport network and optical fiber links in an integrated manner through fixed and mobile services, taking advantage of the existing installations, with small cells in Rio de Janeiro and São Paulo in order to improve data traffic. This integration makes it difficult to identify the flows relating to Fiber operations separately. In this sense, the Management’s opinion is that goodwill should also be assigned to the generating of benefits arising from mobile services.

The change in CGU as a result of a different strategy was consolidated in 2015. Thus, for this year, Tim Celular was the cash generating unit identified for impairment testing of goodwill, in the amount of R$1,159,648. The impairment testing of said goodwill used this CGU and the value in use method, having also considered the calculations using the methods applied in prior years, according to the norms in force. The principal assumptions used in this method are:

  Percentages of growth in the number of clients, in line with the Company’s business plan and prepared for 5 years;

  Increase in revenues from services provided due to: guaranteed speed mix and voice over IP option on the fixed-line component and increased demand for data, enlarging the footprint of 4G technology, spectrum, network and growth on the mobile component;

  Operation and maintenance costs estimates include the growth in the number of clients served, occasional scale gains and inflation effects. The inflation rate expected by the Company for Fiber and mobile business operational expenses (4.83% p.a. on average) is in line with the estimates prepared by representative market institutions;

  Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 3% p.a.;

  The discount rate for estimated cash flows was 12.00% p.a.

The result of these impairment tests performed in December 31, 2015, considering both the model of previous years and the new one, showed no evidence of the need to recognize any losses.

On June 30, 2016 Company revised impairment indicators and did not identify the need to review the impairment test in the period.

(d.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) Revised to the present value, indicate that there is no need to recognize any impairment loss. The assumptions used for these estimates are detailed above.

(e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4), as approved by a CVM Deliberation and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (note 16).

(g)

Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and Revised by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the six-month period ended June 30, 2016 was R$4,216 (R$3,785 as at June 30, 2015) of interest and R$2,668 (R$3,410 as at June 30, 2015) of monetary adjustments.

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction of R$295 million, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary Revised based on the IGP-DI index. In the first half year of 2016, the impact generated by the appropriation of AVP interest amounted to R$7,469 (R$14,103 as at June 30, 2015), while the impact from indexation was R$31,689 (R$32,533 as at June 30, 2015).

As of April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The license mentioned above relate to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 13.30% p.a. in connection with the borrowings and financing valid for the period. The amount capitalized in the first half year of 2016 was R$127,698 (R$104,249 as at June 30, 2015).

(h)

Cost of deferred commission to dealers

In 2015 a new offer was launched to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed with commissions to dealers in the acquisition of these clients to be capitalized as intangible asset with finite useful life. The capitalized costs of these contracts will be amortized over the contract term.

Leasing

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation (note 1.b) involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	Jun/2016	Dec/2015

LT Amazonas	202,294	199,935
	202,294	199,935

Current portion	(2,231)	(1,969)
Non-current portion	200,063	197,966

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$403,567.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Up to June 2017	24,794
July 2017 to June 2020	90,252
July 2021 onwards	288,521
403,567

The present value of installments receivable is R$ 20 2,294 (R$199,935 in 2015), of which R$185,558 of principal and R$ 1 6,736 of interest accrued until June 30, 2016. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% a.a..

Liabilities

	Consolidated
	Jun/2016	Dec/2015

LT Amazonas	346,402	340,582
Sale of Towers (leaseback)	1,371,227	1,277,924
Others	29,372	-
	1,747,001	1,618,506
Current portion	(74,481)	(38,592)
Non-current portion	1,672,520	1,579,914

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Up to June 2017	49,767
July 2017 to June 2020	171,426
July 2021 onwards	547,082
768,275

The consolidated nominal value of future installments due by TIM Celular is R$768,275. Its present value is R$346,402 (R$340,582 in 2015), composed by R$313,001 for principal and R$33,401 for interest as of June 30, 2016, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% a.a.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

As a result of the tower lease agreements (MLA), TIM Celular agreed to lease part of the infrastructure space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreements provide for monthly lease amounts according to the type of tower (greenfield and rooftop), annually restated by the IGP-M index.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Up to June 2017	173,711
July 2017 to June 2020	608,460
July 2021 onwards	2,140,252
2,922,423

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$2,922,423. Their present value is R$ 1, 371,227 (R$1,277,924 in 2015) , of which R$ 1, 318,342 of principal and R$ 52,885 of interest as of June 30, 2016. The present value was estimated by projecting future payments discounted at 14.39%, 17.08%, 17.00% and 13.70%, for the amounts disbursed in April, September and December 2015, and June 2016, respectively.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015 (Revised)

Local currency
Suppliers of materials and services (a)	5,504	3,549	2,226,287	3,474,351
Interconnection (b)	-	-	70,906	76,670
Roaming (c)	-	-	2,437	1,206
Co-billing (d)	-	-	70,922	71,548
	5,504	3,549	2,370,552	3,623,775

Foreign currency
Suppliers of materials and services (a)	431	522	91,124	87,528
Interconnection (b)	-	-	-	-
Roaming (c)	-	-	36,861	23,253
	431	522	127,985	110,781

Current portion	5,935	4,071	2,498,537	3,734,556

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As of June 30, 2016, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$172,164 (R$146,149 as of December 31, 2015).

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, will have to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid for authorization to use the 700 MHz band.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$84 million as of June 30, 2016), which is still pending trial (note 15.g).

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of Digitalization Managing Entity (EAD), with the total commitment assumed by TIM Celular amounting to R$1,199 million to be paid in four (4) installments Revised by IGP-DI, of which R$370 million (30%) was paid on July 9, 2015, to this entity (note 15.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addend um to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), chang ing the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency will thus receive from TIM Celular, on January 31, 2017, an installment of 60% (30% + 30%, for 2016 and 2017). The remaining 10% is payable on January 31, 2018, adjusted according to the IGP-DI.

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31); and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E .. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

On December 17, 2015 , TIM Celular was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) relating to Bidding Process 002/2015-SOR /SPR/ ANATE L, at an offer price of R$56.5 million. The result was approved by the Steering Committee of Anatel on June 1, 2016. TIM is waiting to be called for signing of the corresponding licensing agreements , which is expected in the 2 nd half of 2016.

At June 30, 2016, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
Authorizations payable	Jun/2016	Dec/2015

700 MHz frequency band cleaning, net of AVP	957,547	918,388
Updated ANATEL Debt	84,334	77,450
Guarantee insurance on authorizations	12,730	15,985
Renewal of authorizations	172,163	146,149
	1,226,774	1,157,972

Current portion	(481,380)	(467,687)
Noncurrent portion	745,394	690,285

The Authorizations held on a primary basis by TIM Celular as of June 30, 2016, as well as their maturity dates, are detailed below:

Maturity Date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	RJ – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	DF – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	-	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

Loans and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

Description	Currency	Charges	Maturity	Jun/2016	Dec/2015
BNDES (1)	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	2,339,256	2,528,140
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	75,630	68,628
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	1,575,867	1,475,426
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	507,447	563,465
BNB (2)	R$	10.00% p.a.	Jan/16	-	931
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	115,311	187,038
Banco Europeu de Investimento (BEI) (2)	USD	Libor 6M + 0.941% a 1.32% p.a.	Aug/19 a Feb/20	612,747	1,859,839
Bank of America (Res. 4131) (4)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	468,114
Bank of America (Res. 4131) (4)	USD	Libor 3M + 2.00% p.a.	Sep/18	319,877	-
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	215,003	304,924
KFW Finnvera (3)	USD	Libor 6M+ 0.75% p.a.	Jan/24	127,110	-
Cisco Capital (4)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	337,977	469,931
Total				6,226,225	7,926,436
Current portion				(893,533)	(2,326,186)
Non-current portion				5,332,692	5,600,250

Guarantees:

(1)

Guaranteed by holding TIM Participações and collateral of some receivables of TIM Celular

(2)

Bank escrow and Surety by holding TIM Participações.

(3)

Guaranteed by holding TIM Participações.

(4)

No guarantee

The parent company TIM Participações does not have borrowings or financing at June 30, 2016.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The subsidiary TIM Celular has complied with these financial ratios.

In March 2016, the Company prepaid the first tranche of the agreement signed in 2008 with European Investment Bank, totaling R$520 million. In June 2016, the Company also prepaid the second and third tranches of the same agreement, for a total amount of R$513 million. The original maturities of these tranches were in September and December 2016 and June 2017, respectively. The purpose of the early settlement was to manage indebtedness and the Company’s cash efficiently.

Additionally, in June 2016 the Company partially renewed an existing loan granted by Bank of America through prepayment of the total existing debt, including its respective swap in the amount of R$283 million, and the contracting of a new transaction in the amount of R$338 million with final maturity in September 2018.

Credit Facilities

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	June 30, 2016
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	1,411,173	1,224,427
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	1,355,370	1,281,030
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-
KFW Finnvera	USD	Dec/15	Jun/18	150,000	102,000	45,000
Total						2,978,457

Purpose:

(1)

Financing of investments in network and information technology for the years 2014, 2015 and 2016.

(2)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

(3)

Financing of purchases of imported equipment and Nokia services for the years 2015, 2016 and 2017.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at June 30, 2016, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$132 million. This amount was recorded in Deferred Revenues under “Government Subsidies” line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income”.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at June 30, 2016 mature as follows:

Consolidated
2017	608,084
2018	1,468,585
2019	1,411,793
2020	900,042
2021	582,492
2022	343,858
2023	8,882
2024	8,956
5,332,692

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date.

Further transactions with extremely specific features are the loans obtained from BNP and KFW Finnvera. The former transaction is secured by SACE, an Italian insurance company, and the latter by Finnvera, a Finnish agency, both of which operate as development institutions. Given the features of these transactions, we believe that their fair values are equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$5 million less than the accounting balance.

Indirect taxes, fees and contributions payable

	Parent Company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

ICMS	-	-	422,112	419,547
ANATEL taxes and fees	-	-	19,517	21,354
ISS	265	165	41,133	43,109
Others	5	152	3,737	17,861
	270	317	486,499	501,871

Current portion	(270)	(317)	(486,392)	(501,768)
Non-current portion	-	-	107	103

Direct taxes, fees and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. In 2015, the Company and its subsidiaries paid income tax and social contribution quarterly. From 2016 this option has changed and the companies began to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Income tax and social contribution	-	-	415,018	338,351
PIS/COFINS	16	25	54,797	63,658
Others (*)	3	21	46,115	55,022
	19	46	515,930	457,031

Current portion	(19)	(46)	(265,177)	(213,880)
Non-current portion	-	-	250,753	243,151

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSL) in installments.

Deferred revenues

	Consolidated
	Jun/2016	Dec/2015 (Revised)

Prepaid services to be provided (1)	757,294	958,872
Government grants (2)	132,255	145,892
Network swap (3)	33,304	37,674
Anticipated receipts	22,924	25,877
Deferred revenues for sale of towers (4)	1,003,664	973,613
	1,949,441	2,141,928

Current portion	(855,337)	(1,043,239)
Non-current portion	1,094,104	1,098,689

(1) This refers to minutes not used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through June 30, 2016 was R$202,954. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other incomes (expenses), net” group (note 31).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 11).

(4) Refers to amounts to be appropriated from sales of towers (note 1.b).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable are subject to disclosure for their Revised amounts, while those where losses are considered possible are disclosed at their historical values and those where losses are considered remote are not disclosed.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	Jun/2016	Dec/2015	Jun/2016	Dec/2015

Civil (a)	-	-	94,066	92,820
Labor (b)	3,041	4,403	68,228	69,312
Tax (c)	-	-	213,176	224,858
Regulatory (d)	-	-	28,508	28,621
	3,041	4,403	403,978	415,611

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec/2015	Additions, net of reversals	Payments	Monetary adjustment	Jun/2016

Civil (a)	92,820	142,913	(176,493)	34,826	94,066
Labor (b)	69,312	7,831	(12,691)	3,776	68,228
Tax (c)	224,858	(4,829)	(4,056)	(2,797)	213,176
Regulatory (d)	28,621	1,357	(2,806)	1,336	28,508
	415,611	147,272	(196,046)	37,141	403,978

a.

Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$ 48,842 (R$51,953 as of December 31, 2015) refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$ 3,108 (R$3,324 as of December 31, 2015).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$1 8 , 202 (R$18,496 as of December 31, 2015).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$1 5,653 (R$ 10,812 as of December 31, 2015).

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$2, 331 (R$3,606 as of December 31, 2015).

b.

Labor claims

The main oustanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,048 labor claims at June 30, 2016 (1,148 at December 31, 2015) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. The provision for these cases amounts to R$52,938 (R$55,412 at December 31, 2015).

Another significant portion of the existing provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At June 30, 2016, the provision for these cases amounts to R$5,358 (R$7,232 as of December 31, 2015).

c.

Tax processes

Consolidated

	Jun/2016	Dec/2015
Federal taxes	54,542	52,576
State taxes	62,570	75,970
Municipal taxes	1,552	1,477
Intelig proceedings (purchase price allocation)	94,512	94,835
	213,176	224,858

The Company and its subsidiaries have received tax assessments for which our internal and external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

Federal taxes

The provision for TIM Celular has been made for ten cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL, and IRRF transactions, and the voluntary reporting of the penalty regarding FUST payment. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provisioned currently total R$32,248 (R$31,338 as of December 31, 2015), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provisioned and updated in August 2015 is R$12,082 (R$11,512 as of December 31, 2015).

The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$5,169 (R$4,968 as of December 31, 2015).

State taxes

The provision for TIM Celular covers forty-six proceedings, of which the most important are the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$12,984 (R$24,626 as of December 31, 2015).

The provision for Intelig referring to state taxes covers seven proceedings, in the total updated amount of R$22,507 (R$21,726 as of December 31, 2015). This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$17,993 (R$17,369 as of December 31, 2015).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig cases

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation process, amount to R$94,512 (R$94,835 as of December 31, 2015).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

On June 30, 2016, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, was R$28,508 (R$28,621 on December 31, 2015).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the interim financial information as shown below:

	Consolidated
	Jun/2016	Dec/2015

Civil (e.1)	1,331,371	1,189,130
Labor (e.2)	540,646	442,800
Tax (e.3)	8,519,964	8,400,356
Regulatory (e.4)	45,006	65,849
	10,436,987	10,098,135

The administrative and legal proceedings assessed as possible losses by the Management are monitored and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated
	Jun/2016	Dec/2015
Actions filed by consumers (e.1.1)	587,392	525,406
ANATEL (e.1.2)	135,139	129,061
Procon and Public Prosecutor’s Office (e.1.3)	283,806	255,008
Former trade partners (e.1.4)	117,007	118,698
Social and environmental, and infrastructure (e.1.5)	92,320	41,240
Others	115,707	119,717
	1,331,371	1,189,130

e.1.1. Actions filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4 .. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) licensing, such as Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.2. Labor claims

Most of the 4,453 labor claims filed against the Company and its subsidiaries as of June 30, 2016 (3,400 as of December 31, 2015) refer to claims made by former employees of service providers in the amount of R$549,514 (R$374,807 at December 31, 2015).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, and other internal sites of TIM, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total amount of R$ 71,722 (R$12,150 as of December 2015).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing totaling R$56,000 (R$56,000 at December 31, 2015).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$4,472, and a probable amount of R$1,614.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,282 (R$4,282 at December 31, 2015).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-Revised bonus, payments to self-employed persons and sales incentives in the amount of R$7,708 (R$7,708 at December 31, 2015).

Intelig received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration totaling R$46,494 (R$41,116 at December 31, 2015).

e.3. Tax

	Consolidated
	Jun/2016	Dec/2015
Federal Taxes (e.3.1)	2,016,433	1,905,594
State Taxes (e.3.2)	4,522,887	4,585,810
Municipal Taxes (e.3.3)	321,834	345,089
FUST, FUNTTEL and EBC (e.3.4)	1,658,810	1,563,863
	8,519,964	8,400,356

e.3.1. Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$2,016,433 as of June 30, 2016. Of this total, the following issues stand out:

(i)

Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits on Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$1,336,742 (R$1,264,205 at December 31, 2015).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$101,523 (R$85,135 at December 31, 2015).

(iii)

Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis. The amount involved is R$35,662 (R$35,662 at December 31, 2015).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved is R$151,545 (R$150,763 at December 31, 2015) for TIM Celular and R$33,722 (R$33,722 at December 31, 2015) for Intelig.

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$229,823 (R$229,823 at December 31, 2015).

e.3.2. State Taxes

Assessment against the TIM Group for state taxes amounted to R$4,522,887 as of June 30, 2016. Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$974,113 (R$932,584 at December 31, 2015).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin. The amount involved is R$680,593 (R$649,778 at December 31, 2015).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$634,498 (R$549,627 at December 31, 2015).

(iv)

ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted, as well as credits related to transactions with tax substitution. The amount involved is R$661,280 (R$772,336 at December 31, 2015).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$135,176 (R$135,176 at December 31, 2015).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$87,550 (R$87,550 at December 31, 2015).

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$67,941 (R$67,941 at December 31, 2015).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax. The amount involved is R$77,254 (R$64,744 at December 31, 2015).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base. The amount involved is R$47,496 (R$60,322 at December 31, 2015).

(x)

 Taxation of international roaming services. The amount involved is R$25,267 (R$25,567 at December 31, 2015).

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$85,134 (R$20,358 at December 31, 2015).

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS The amount involved is R$17,568 (R$17,568 at December 31, 2015).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$321,834 as of June 30, 2016. Of this amount, the following issues stand out:

(i)

payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$92,499 (R$92,499 at December 31, 2015).

(ii)

collection of ISS on import of services. The amount involved is R$94,359 (R$94,359 at December 31, 2015).

e.3.4. FUST, FUNTTEL and EBC

The amount assessed against the TIM Group for contributions to FUST, FUNTTEL and EBC is R$1,658,808 as of June 30, 2016 (R$1,563,863 at December 31, 2015). The principal discussion involves the payment of the contributions to FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, we are challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

At June 30, 2016, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was rated ‘possible loss’ was R$44,906 (R$65,849 as of December 31, 2015).

On obtaining an extension of authorization to use radio frequencies associated with SMP, the TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges were challenged in administrative appeals, and will be forwarded for legal when this instance’s procedure has been exhausted.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	Jun/2016	Dec/2015
	(6 months)	(12 months)

Opening balance	31,609	286,275

Reversal/write-offs recorded throughout the year, net of additions (*)	(10,378)	(258,627)
Monetary adjustment for the year	589	3,961

Closing balance	21,820	31,609

(*) The amounts consolidated include the effects of R$193,205 and R$3,302 in 2015 and 2016 respectively , arising from the write-off related to the sale of towers (note 1.b).

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 12.52% p.a. at June 30, 2016 (12.27% p.a. at December 31, 2015).

Shareholders’ equity

a.

Capital stock

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company ’ s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company ’ s shareholders ’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders ’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	Jun/2016	Dec/2015

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	Jun/2016	Dec/2015

Special goodwill reserve	380,560	380,560
Stock options	21,931	20,876
Tax benefit reserve	1,040,661	1,040,661
	1,443,152	1,442,097

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 26).

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of June 30, 2016 and December 31, 2015 was R$1,040,661 and R$1,040,661, respectively.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the Revised profit.

At December 31, 2015, dividends were calculated as shown below:

Dec/2015

Net income for the year	2,071,145
(-) Legal reserve constitution	(103,557)
(-) Tax incentives not to be distributed	(93,123)
Revised profit	1,874,465

Dividends to be distributed:
Minimum dividends calculated considering 25% of the Revised profit	468,616

Dividends per share (Reais per share)	0.1936

The Annual and Extraordinary General Meetings of TIM Participações S.A. held on April 12, 2016, approved payment of minimum mandatory dividends in the amount of R$468,616. Said amount was paid on June 10, 2016.

Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “ 2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Stock options are effective for 6 years and the Company has no legal or informal obligation to repurchase or settle the options in cash. On October 16, 2015, the 2nd Grant was made under 2014-2016 Plan.

The variation in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2016
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	8,4526	3,355,229	-	-	(780,144)	-	2,575,085
2014-2016 Plan – 1st grant	1,687,686	Sep/20	13,4184	1,305,562	-	-	(240,903)	-	1,064,659
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	8,1349	1,531,984	-	-	(440,520)	-	1,091,464
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	8,9571	513,904	-	-	(11,615)	-	502,289
2011-2013 Plan – 1st grant	2,833,595	Aug/17	8,8404	-	-	-	-	-	-
Total	13,610,680			6,706,679	-	-	(1,473,182)	-	5,233,497
Average weighted price for the year			9.4450

(*) No options were exercised in 2015 for” 2011-2013 plan”, since minimum performance conditions have not been met.

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2015
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	8,4526	-	3,355,229	-	-	-	3,355,229
2014-2016 Plan – 1st grant	1,687,686	Sep/20	13,4184	1,456,353	-	-	(150,791)	-	1,305,562
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	8,1349	1,971,900	-	-	(439,916)	-	1,531,984
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	8,9571	671,091	-	-	(157,187)	-	513,904
2011-2013 Plan – 1st grant	2,833,595	Aug/17	8,8404	-	-	-	-	-	-
Total	13,610,680			4,099,344	3,355,229	-	(747,894)	-	6,706,679
Average weighted price for the year			9.3854
(*)No options were exercised in 2015 for” 2011-2013 plan”, since performance minimum conditions have not been met.

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94%p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89%p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66%p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66%p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10%p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Company Board of Directors approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the 6 -month period ended at June 30, 2016 , totaled R$ 1,055 (R$2,103 in the same period of 2015).

Net operating revenues

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

	Consolidated
	Jun/2016	Jun/2015 (Revised)
Service revenue - Mobile
Subscription and use	4,085,416	5,053,348
Network use	563,170	847,679
Long distance	1,120,765	1,406,168
VAS - Additional services	4,104,447	3,738,604
Others	185,194	169,596
	10,058,992	11,215,395

Service revenue - Landline	571,887	479,242
Service revenue	10,630,879	11,694,637

Goods sold	731,380	1,772,903
Gross operating revenue	11,362,259	13,467,540

Deductions from gross revenue
Taxes	(2,899,253)	(3,242,100)
Discounts given	(765,590)	(1,182,893)
Returns and others	(22,919)	(130,698)
	(3,687,762)	(4,555,691)

Total net revenue	7,674,497	8,911,849

Cost of services provided and goods sold

	Consolidated
	Jun/2016	Jun/2015

Personnel	(36,267)	(46,548)
Third party services	(243,878)	(252,526)
Interconnection and means of connection	(1,410,463)	(1,441,076)
Depreciation and amortization	(1,438,935)	(1,245,295)
ANATEL fees	(12,006)	(7,335)
Rentals and insurance	(278,997)	(241,646)
Others	(6,263)	(9,182)
Cost of services provided	(3,426,809)	(3,243,608)

Cost of goods sold	(526,936)	(1,294,706)
	(3,953,745)	(4,538,314)

Selling expenses

	Consolidated
	Jun/2016	Jun/2015 (Revised)

Personnel	(349,519)	(333,269)
Third party services (*)	(938,299)	(1,076,627)
Advertising and publicity	(245,136)	(294,124)
Allowance for doubtful accounts	(140,517)	(116,064)
ANATEL fees	(497,946)	(509,654)
Depreciation and amortization	(83,891)	(80,601)
Rentals and insurance	(47,640)	(41,750)
Others	(18,627)	(20,020)
	(2,321,575)	(2,472,109)

(*) Includes mainly the expenses with commissions, and professional and technical services.

General and administrative expenses

	Parent company		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Personnel	(4,750)	(5,665)	(137,916)	(137,324)
Third party services	(4,937)	(3,516)	(228,704)	(218,882)
Depreciation and amortization	-	-	(208,120)	(142,261)
Rentals and insurance	(118)	(105)	(34,094)	(31,308)
Others	(472)	(978)	(24,346)	(21,845)
	(10,277)	(10,264)	(633,180)	(551,620)

Other incomes (expenses), net

	Parent Company		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015 (Revised)
Income
Subsidy income, net	-	-	13,636	12,178
Fines on telecommunications services	-	-	19,831	19,184
Income from disposal of assets (*)	-	-	37,872	922,374
Other income	191	695	30,796	12,519
	191	695	102,135	966,255
Expenses
FUST/FUNTTEL (*)	-		(83,964)	(77,063)
Taxes, fees and contributions	-	-	(2,114)	(973)
Provision for legal and administrative proceedings, net of reversal	55	(272)	(140,184)	(146,473)
Other expenses	(116)	(7)	(10,716)	(10,824)
	(61)	(279)	(236,978)	(235,333)

Amortization of authorizations	-	-	(129,877)	(175,734)
	(61)	(279)	(366,855)	(411,067)

Other income (expenses), net	130	416	(264,720)	555,188

(*) During the year 2015, 5,483 towers were transferred to ATC, relating to the 1 st , 2 nd and 3 rd tranches, and in 2016 a further 270 were transferred, relating to the 4 th tranche, pursuant to the agreements executed by the parties (notes 14 and 1.b). The leaseback was analyzed and classified as a financial lease, taking into account the requirements of IAS17/CPC 06 (R1), approved by resolution of the CVM.

The risks and benefits of the assets were transferred to the purchaser on the date of each transfer (April 29, 2015, September 30, 2015, December 16, 2015 and June 9, 2016) and the amount of R$1,253,618 was recognized in 2015 and R$36,085 in 2016 (R$1,210,980 net of residual values and write-off of the ARO in 2015 and R$37,029 in 2016) as other operating revenues, on disposal of the assets.

(* * ) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

Financial income

	Parent company		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015 (Revised)

Interest on financial investments	1,117	2,544	201,812	255,330
Interest received from clients	-	-	21,557	29,441
Swap interest	-	-	65,013	61,645
Interest on leasing	-	-	12,594	11,803
Monetary adjustment	803	477	49,005	24,866
Foreign exchange variation	70	32	1,658,883	470,165
Other income		-	6,445	4,268
	1,990	3,053	2,015,309	857,518

Financial expenses

	Parent company		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015

Interest on borrowings and financing	-	-	(103,001)	(99,548)
Interest paid to suppliers	-	-	(16,780)	(75,019)
Interest on taxes and fees	(15)	2	(18,054)	(16,042)
Swap interest	-	-	(130,187)	(138,201)
Interest on leasing	-	-	(118,837)	(44,838)
Monetary adjustment	(244)	(142)	(117,615)	(76,419)
Discounts granted	-	-	(27,121)	(30,437)
Foreign exchange variation	(35)	(76)	(1,664,329)	(462,985)
Other expenses	(1,221)	(156)	(53,009)	(23,588)
	(1,515)	(372)	(2,248,933)	(967,077)

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (note 39).

34. Income tax and social contribution expenses

	Consolidated
	Jun/2016	Jun/2015 (Revised)
Current income tax and social contribution
Income tax for the period	(165.735)	(238.557)
Social contribution for the period	(61.565)	(88.319)
Tax incentive – SUDENE/SUDAM (*)	39.191	51.287
	(188.109)	(275.589)
Deferred income tax and social contribution
Deferred income tax	90.794	(187.840)
Deferred social contribution	32.019	(67.621)
	122.813	(255.461)
Provision for income tax and social contribution contingencies	-	(3.464)

	(65.296)	(534.514)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent company		Consolidated
	Jun/2016	Jun/2015	Jun/2016	Jun/2015 (Revised)
Income before income tax and social contribution	202,357	1,260,921	267,653	1,795,435
Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(68,801)	(428,713)	(91,002)	(610,448)
(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(3,282)	(2,385)	635	(3,249)
Income from equity accounting	72,090	431,150	-	-
Permanent additions and exclusions
Non-deductible donations	-	-	(1,351)	(1,588)
Non-deductible fines	(7)	(52)	(4,598)	(3,311)
Losses accounts receivable – Co billing	-	-	(3,563)	(2,654)
Sale of towers impact	-	-	(13,217)	52,759
Other permanent additions and exclusions	-	-	4,981	(3,600)
Tax incentive – SUDENE/SUDAM (*)	-	-	39,191	51,287
Deferred IR and CS on write-off of ARO	-	-	(1,439)	(22,698)
Other amounts	-	-	5,067	8,988
	68,801	428,713	25,706	75,934
Income tax and social contribution charged to income for the year	-	-	(65,296)	(534,514)
Effective tax rate	-	-	24.40%	29.77%

(*) As mentioned on note 25.b.3, according to Article 443, item I, of Decree No. 3000/1999, investments subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	Jun/2016	Jun/2015 (Revised)

Income attributable to shareholders of the Company	202,357	1,260,921

Weighted average number of common shares issued (thousands)	2,420,237	2,420,237

Basic earnings per share (expressed in R$)	0.0836	0.5210

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	Jun/2016	Jun/2015 (Revised)

Income attributable to shareholders of the Company	202,357	1,260,921

Weighted average number of common shares issued (thousands)	2,418,068	2,420,629

Diluted earnings per share (expressed in R$)	0.0837	0.5209

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	Jun/2016	Dec/2015

Telecom Argentina Group (1)	-	3,073
Telecom Italia Sparkle (1)	5,402	6,212
Lan Group (4)	3,146	3,881
TIM Brasil (6)	2,823	2,822
Italtel (3)	5,409	-
Others	674	674
Total	17,454	16,662

	Liabilities
	Jun/2016	Dec/2015

Telecom Italia S.p.A. (2)	18,589	38,823
Telecom Argentina Group (1)	-	5,304
Telecom Italia Sparkle (1)	16,433	14,657
Italtel (3)	27,564	45,004
Lan Group (4)	7,307	3,854
TIM Brasil (6)	4,418	4,309
Vivendi Group (7)	2,192	1,035
Others	38	38
Total	76,541	113,024

	Revenue
	Jun/2016	Jun/2015

Telecom Italia S.p.A. (2)	1,769	1,605
Telecom Argentina Group (1)	8,232	2,730
Telecom Italia Sparkle (1)	2,713	610
Lan Group (4)	873	3,099
Total	13,587	8,044

	Costs/Expenses
	Jun/2016	Jun/2015

Telecom Italia S.p.A. (2)	4,730	3,332
Telecom Italia Sparkle (1)	14,969	18,998
Telecom Argentina Group (1)	713	1,201
Lan Group (4)	27,509	23,164
Generali (5)	194	471
Vivendi Group (7)	3,232	-
Others	455	149
Total	51,802	47,315

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

On March 8, 2016, Telecom Italia concluded the sale of its 100% interest held in Telecom Argentina Group.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Fees

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	Jun/2016	Jun/2015

Salaries and other short-term benefits	8,988	6,408
Share-based payments	(208)	1,576
	8,780	7,984

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A (“Telco”), hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007, together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE , Telco´s controlling companies signed a Performance Commitment Instrument ( “ TCD ” ), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions regarding the activities performed in the Brazilian market. TIM Brasil, the controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty in the amount of R$500 to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal. In May 2015, the appeal was judged, and the penalty was paid.

On December 22, 2014, the Steering Committee of ANATEL agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the split transaction being conditional on the suspension of Telefónica ’ s entire political rights in Telecom Italia and its subsidiaries, and revoking the monitoring commitments previously stipulated. Furthermore, according to ANATEL ’ s decision, any equity interest of Telefónica in Telecom Italia must be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica in Telecom Italia.

Concomitantly with the analysis of Telco ’ s spin-off, ANATEL and CADE approved the acquisition of GVT by Telefónica Brasil S.A., in December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the free market, Vivendi currently holds 2 4.68 % of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica. In this context, in the case records related to the operation of Telco, CADE confirmed the extinguishment of the obligations established in the TCD also with respect to TIM Brasil.

In this context, in the case records of the proceedings for the Telco transaction, the Federal Official Gazette published CADE ’ s decision on April 28, 2015, confirm ing the extinction of the obligations established in the TCD, also with respect to TIM Brasil ..

Subsequently Telefónica announc ed through a material fact disclosed on June 24, 2015, “ the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed ” ..

At June 30, 2016, therefore, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing and radiofrequency, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements all entered into on an arm’s length basis and, considering the regulation on providing such services as shown below:

	Consolidated
	Jun/2016	Dec/2015

Assets	286,079	351,147
Liabilities	(105,504)	(122,301)

	Jun/2016	Jun/2015

Revenues	365,957	489,471
Costs/Expenses	263,092	313,997

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial revenues or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently r evised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and foreign exchange fund contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39, as approved by a CVM Deliberation).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries i) enter into swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financing; and ii) invest in foreign exchange funds with the purpose of reducing the impacts on commercial agreements.

At June 30, 2016, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended to partially hedge foreign exchange exposure linked to dollar-denominated trade agreements, however, the hedge accounting was only partially applied to contracts to which the IFRS rules apply.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

•

the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of June 30, 2016, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

•

the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at June 30, 2016, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables on June 30 , 2016 and December 31, 2015 or revenues from services rendered in the periods ended June 30 , 2016 and 2015.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable on June 30 , 2016 and December 31, 2015 or 10% of sales revenues in the periods ended June 30 , 2016 and 2015.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	Jun/2016			Dec/2015
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	218,993	(129,984)	89,009	1,099,574	(109,512)	990,062

Current portion	63,046	(67,518)	(4,472)	608,915	(109,512)	499,403
Non-current portion	155,947	(62,466)	93,481	490,659	-	490,659

The consolidated financial derivative instruments with long-term maturities at June 30 , 2016 are as follows:

	Assets	Liabilities
2017	25,934	(2,893)
2018	34,184	(27,967)
2019	16,551	(17,201)
2020 onwards	79,278	(14,405)
	155,947	(62,466)

Consolidated financial assets and liabilities valued at fair value:

Jun/2016
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	491,318	-	491,318
Derivatives used for hedging purposes	-	218,993	218,993
Total assets	491,318	218,993	710,311

Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	129,984	129,984
Total liabilities	-	129,984	129,984

Dec/2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	599,414	-	599,414
Derivatives used for hedging purposes	-	1,099,574	1,099,574
Total assets	599,414	1,099,574	1,698,988

Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	109,512	109,512
Total liabilities	-	109,512	109,512

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Borrowings and Receivables	Assets valued at fair value	Assets held to maturity	Assets held for trading	Total

June 30, 2016
Assets, as per balance sheet
Derivative financial instruments	-	218,993	-	-	218,993
Trade accounts receivable and other accounts receivable, excluding prepayments	2,772,390	-	-	-	2,772,390
Securities		-	38,659	452,659	491,318
Cash and cash equivalents	3,318,412	-	-	-	3,318,412
Leasing	202,294	-	-	-	202,294
	6,293,096	218,993	38,659	452,659	7,003,407

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
June 30, 2016
Liabilities, as per balance sheet
Borrowings and financings	-	6,226,225	6,226,225
Derivative financial instruments	129,984	-	129,984
Suppliers and other obligations, excluding legal obligations	2,498,537	-	2,498,537
Leasing	1,747,001	-	1,747,001

	4,375,522	6,226,225	10,601,747

		Consolidated
	Borrowings and Receivables	Assets valued at fair value through profit or loss	Total

December 31,2015
Assets, as per balance sheet
Derivative financial instruments	-	1,099,574	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	2,882,950	-	2,882,950
Securities	-	599,414	599,414
Cash and cash equivalents	6,100,403	-	6,100,403
Leasing	199,935	-	199,935
	9,183,288	1,698,988	10,882,276

	Consolidated (Revised)
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2015
Liabilities, as per balance sheet
Borrowings and financings	-	7,926,436	7,926,436
Derivative financial instruments	109,512	-	109,512
Suppliers and other obligations, excluding legal obligations	-	3,734,556	3,734,556
Leasing	-	1,618,506	1,618,506

	109,512	13,279,498	13,389,010

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company ’ s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At June 30 , 2016 no types of margins or collateral apply to the Company ’ s or the subsidiaries ’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders ’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at June 30 , 2016 and December 31, 2015 are shown in the table below:

June 30 , 201 6

		COUNTERPARTY					AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	BOFA	612,747	612,730	100%	LIBOR 6M + 1.22% p.a.	94.33% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	115,311	115,311	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	215,003	215,003	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	319,877	319,887	100%	LIBOR 3M + 2.00% p.a.	103.60% of CDI
USD	LIBOR X DI	KFW/Finnvera	JP Morgan	135,413	135,413	100%	LIBOR 6M + 0.75% p.a.	79.00% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	337,977	337,977	100%	2.18% p.a.	88.19% of CDI

December 31, 2015

		COUNTERPARTY					AVERAGE SWAP RATE
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,859,821	1,859,682	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	187,038	187,038	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	304,924	304,924	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	468,114	468,114	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	469,931	469,931	100%	2.18% p.a.	88.30% of CDI

In the second quarter of 2016, the Company, concurrently with prepayment of part of the financing from European Investment Bank (BEI), reversed three swaps contracted with Banco Morgan Stanley and Citibank intended to hedge the Company against foreign exchange variation risks and interest rates pegged to this financing.

Also in the second quarter of 2016, the C ompany renewed for two years part of a loan from Bank of America, which had originally been due to mature in September 2016. Because of this renewal, the company closed a swap linked to this loan, and entered into a new swap transaction to hedge the balance of the loan.

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment, at the end of June, to close a forward swap transaction in advance in order to ensure an attractive cost of 81.5% of CDI for a financing agreement in foreign currency that will be disbursed in the future to KfW/Finnvera. Swap was closed based on the same payment flow as the debt to be disbursed in the future to ensure full hedging. This transaction does not hold foreign exchange risk, since the initial dollar rate for this transaction (Debt and Swap) will be simultaneously based on pre-established date in the future. On June 30, 2016 the MTM of the transaction registered in the books was R$1,952 - Assets.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	Jun/2016	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (BNP Paribas, BEI, BOFA, Cisco and KFW)	1,823,314	1,823,314	2,290,986	2,763,396
A) ∆ Aggregate Debt Variation		-	467,672	940,082
Fair value of the asset side of the swap	1,823,314	1,823,314	2,290,986	2,763,396
Fair value of the liability side of the swap	(1,734,032)	(1,734,032)	(1,733,303)	(1,733,306)
Swap r esult	89,282	89,282	557,683	1,030,090
B) ∆ Aggregate Swap Variation		-	468,400	940,808
C) Final result (B-A)		-	728	726

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	14.13%	17.66%	21.20%
USD	3.2098	4.0123	4.8147

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries ’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at June 30 , 2016 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

Jun/2016
Net result from USD vs. CDI transactions	(539,829)

Capital management

The Group ’ s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at June 30, 2016, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$38,778,264
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2017	740,126
2018	773,432
2019	808,236
2020	844,607
2021	882,613
4,049,014

Supplementary disclosure on consolidated cash flows

	Jun/2016	Jun/2015

Interest paid	290,869	195,243
Income tax and social contribution paid	81,430	63,671
Leasing	102,909	976,544

43.

Other Material Information

On June 21, 2016, OI S.A., Telemar Norte Leste S.A .. , OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. ( jointly “ Oi ” ), filed for judicial reorganization with the 7 th Business Court of Rio de Janeiro, which the court approved on June 29, 2016. The complaint states that the purpose of the action was to protect Oi ’ s cash and assets while it negotiates a judicial reorganization plan with its creditors, so that it can continue to operate .. The list , approved by creditors, containing the credits subject to the judicial reorganization process is still to be published. The reorganization plan, which must be submitted within 60 days of the approval of the process, will give details of payment of debts included in the reorganization, and of other measure s for the recovery of the Oi Group

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure , which are necessary for both operators .. Thus, on June 21, 2016, the net asset position of TIM in relation to Oi Group is as follows:

Interconnection	4,996
Other commercial relationship of infrastructure sharing	4,492
Total	9,488

On the basis of the information available on the date of preparation of the Quarterly Information, the TIM Management has not made any additional provision for the amounts outstanding with Oi, since until the reorganization plan is published it is impossible to make a reasonable estimate of the level of recovery of these amounts. This analysis also took into account the materiality of the balances in question and the nature of the services between the parties.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

(A free translation of the original in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

TIM Participações S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of TIM Participações S.A. (the ‘Company’), included in the Interim Financial Information Form (ITR), for the quarter ended on June 30, 2016, which comprises the balance sheet and the related statements of income and comprehensive income for the three and six-month period then ended and the statements of changes in equity and of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the Accounting Committee Pronouncement  CPC 21 (R1) – Interim Financial Information and International Accounting Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above has not present been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of Value Added

We have also reviewed the individual and consolidated statements of value added, for the six-month period ended on June 30, 2016, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for IFRS that does not require their presentation.   These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Prior year and period corresponding balances

The amounts corresponding to the financial statements for the years ended on December 31, 2015, 2014 and 2013 and the quarter ended on June 30, 2015, presented for comparison purposes, were audited by other auditors who issued reports dated February 4, 2016, February 12, 2015, February 13, 2014 and August 4, 2015, respectively, without qualification. As part of our review of the interim financial information as of June 30, 2016, we also reviewed the adjustments described in Note 2.e, which were made to change the financial statements of 2015, 2014, 2013 and the interim financial information as of June 30, 2015. We conclude that such adjustments are appropriate and have been properly made.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 25, 2016.

BDO RCS Auditores Independentes SS

CRC 2 SP 013846/O-1

Julian Clemente

Accountant CRC 1SP 197232/0-6

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

(A free translation of the original in Portuguese)

OPINION OF THE FISCAL COUNCIL

MEETING HELD ON JULY 25th, 2016

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of BDO RCS Auditores Independentes S.S., for the period that ended on June 30th, 2016 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro (RJ), July 25th, 2016.

JOSINO DE ALMEIDA FONSECA Chairman of the Fiscal Council	JARBAS BARSANTI Member of the Fiscal Council
OSWALDO ORSOLIN Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

(A free translation of the original in Portuguese)

DIRECTORS’ STATEMENT ON INTERIM FINANCIAL INFORMATION

Stefano De Angelis (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Interim Financial Information for the period ended June 30, 2016.

Rio de Janeiro, July 25, 2016.

STEFANO DE ANGELIS Diretor Presidente	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Diretor de Relações com Investidores	JAQUES HORN Diretor Jurídico

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 (A free translation of the original in Portuguese)

DIRECTORS’ STATEMENT ON INDEPENDENT AUDITORS´ REPORT

Stefano De Angelis (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer),  Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended June 30, 2016.

Rio de Janeiro, July 25, 2016.

STEFANO DE ANGELIS Diretor Presidente	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Diretor de Relações com Investidores	JAQUES HORN Diretor Jurídico

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 25, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.